Exhibit 99.1

A Y E A R O F G R O W T H A N D T R A N S F O R M A T I O N A N N U A L R E P O R T 2 0 2 2

TABLE O F C ONTENTS 3 Introduction 4 Message from the Chairman 6 Message from the CEO 8 2022 Year in Review 9 Building a Solid Foundation for Future Growth 10 2022 Operational Accomplishments 12 More Growth for the Year Ahead 14 Value Creation Through the Drill Bit 16 The Buckreef Gold Project 18 Governance 19 Board of Directors 20 Governance At The Buckreef Gold Project Level 22 Environment, Social, Governance 24 TRX Gold Corporation Management’s Discussion and Analysis 62 Consolidated Statements of Financial Position 108 Disclosure and Cautionary Statement Regarding Forward Looking Information 109 Contact Information

WHO IS TRX GOLD CORPORATION

OUR BUSINESS: We are a gold producing junior mining company with an expanding production profile and blue-sky opportunity at our expansive Buckreef Gold Project. Our business strategy is to leverage positive cash flow from operations to fund value enhancing activities in order to reduce project risk and to maintain and increase shareholder value.

TRX GOLD CORPORATION AT A GLANCE

TRX Gold has its corporate office located in Oakville, Ontario, Canada, close to North American financial markets and shareholders.

TRX Gold Corporation is proud to be working in Tanzania, a country that supports the mining sector and welcomes foreign investment. We have been in Tanzania over the last decade, and as a result we have forged solid relationships with our partners, suppliers, contractors and local communities.


TANZANIA

4 M E S S A G E F R O M T H E C H A I R M A N Dear valued shareholders, As a new year begins and most of us have quickly shifted our pace into high gear with work and personal projects, I wanted to take a moment, as Chairman of the Board of TRX Gold Corporation, to extend my greetings and to express my enthusiasm for the year that lies ahead . For a moment I would like to look back, as I know several of you personally and have chatted with many of you along the way to my present role . It does not feel like so long ago that my path led me to what was then known as Tanzanian Gold Corporation . As a person with conviction and perseverance, I have been fortunate to have had many significant and terrific opportunities along the way, with one staying element ; the belief in the value of gold . My career journey has taken me from precious metals specialist to commodities and foreign currency trader and industry executive . As “Mr . Gold” throughout the 70 ’s and 80 ’s I have had the opportunity to share my thoughts and opinions with hundreds of thousands, perhaps millions, of both like - minded and opposed individuals . I have founded and operated a group of companies offering full brokerage services in stocks, bonds, and other investment vehicles, with branches in New York, Kansas City, Toronto, Chicago, London and Geneva, until the early 80 ’s . I have authored three books, numerous magazine articles and founded the JSMineset site and podcast, covering a variety of investment subjects, including precious metals, trading strategies and geopolitical events and their relationship to world economics and the markets . It has all been remarkably interesting and great fun . What is more, is that this road led me to discover the second thing I believe in most – the Buckreef Gold Project – and what we are all part of today, TRX Gold Corporation . We have a wonderful project in hand, that has over 2 million ounces of gold in the ground, with a tremendous amount of blue - sky potential to uncover so much more gold . As a result of careful succession planning, I am thrilled that our current trustworthy and capable management team has allowed TRX Gold to achieve several major milestones over the last 24 months . 2023 has started off at a great pace, with gold production running steadily and an ongoing drill program that is prioritizing some highly anticipated targets . To our many valued shareholders, I want to thank you for your many years of trust and loyalty and for believing in TRX Gold . Wishing you a healthy and prosperous 2023 . James E. Sinclair, Chairman

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6 It is with immense pleasure that I take this opportunity to speak to you directly, through TRX Gold’s inaugural Annual Report . As you have witnessed, much change has taken place over the last several months . In fact, it has been just over two years since I joined TRX Gold as CEO . An opportunity that I accepted with great fervor, knowing that my background and years of experience as a “change agent” were going to be meaningful tools for the challenges and successes that lie ahead . To ensure a bright future for TRX Gold and its stakeholders, many tough decisions and a careful repositioning of the Company has been necessary . The focus during the past two years has been to preserve value and to set a solid foundation for future growth at Buckreef ; both in terms of production as well as the resource base . At times, this has been a daunting endeavor as several corrective measures were necessary . However, through careful planning, tackling one challenge at a time, proper practices were put in place, particularly around recapitalization and company finances, management and employees, government and local stakeholder relations and other functional areas across the Company . Our top priority was to secure our social license in Tanzania ; and the only way to do so was to devise a new mine plan and expedite the mine build, in order to adhere to the Special Mining License (SML) . Furthermore, we needed to address matters relating to our treasury by settling legacy penalties, remedying a negative cash burn, taking inventory of existing and much needed equipment and ensuring we had a capable labor force in place . The solution to most of these issues, and the foundation for our growth strategy, was the construction and commissioning of the (first phase) 360 tonne per day (tpd) oxide ore processing facility . With a manageable capex under US $ 2 M to build and commission, the mill allowed Buckreef to produce low - cost, high - margin gold in the near - term, addressing the operating cash burn and enabling the retention of our loyal and skilled employee base . More importantly, the cash flow from this operation went in large part toward the expansion project, increasing milling capacity to the existing 1 , 000 + tpd . Once more, our dedicated team on site worked efficiently and carefully to deliver the project on time and budget . Cash flow from operations supporting value - accreditive activities - a key differentiator that makes TRX Gold unique within the junior mining space . The Company drilled over 22 , 000 meters at Buckreef Gold, spending a self - funded US $ 3 . 7 million, which included infill drilling, step - out drilling and grade control drilling . The result was an important 30 % increase to the strike length at Buckreef Main Zone, which is now over 2 km . Furthermore, our results demonstrate the continuity of mineralization in all directions as well as excellent width and grade of mineralization . Additionally, we discovered two new shear zones adjacent to the Buckreef Main Zone, in Buckreef West and Anfield . As we move into 2023 , we will remain committed to uncovering the blue - sky opportunity that Buckreef Gold presents, as we have a number of important drill targets that we hope will allow us to add to our Mineral Resource and Reserve numbers . As many of you have seen during our presentations, nothing brings more of a smile to my face as the potential upside of the resource base - there appears to be gold all over our property . Here we are at the beginning of 2023 and the future for TRX Gold and all its stakeholders is bright and brimming with opportunity . TRX Gold is a self - sustaining junior gold producer, with multiple avenues for growth . We are focused on increasing gold production in a phased approach to mitigate costs and risks . We are also focused on expanding our mineral resource, as exploration results continue to show us evidence of a potentially much larger gold deposit . And as we move through the year ahead, we will explore the possibility for beneficial M&A and land acquisition opportunities . We will remain committed to maintaining open and transparent dialogue with all stakeholders including local communities, regional ministries and governmental bodies . We will take care of our most precious resources, our people and the environment . We will be more proactive in reporting our policy and practice vis - a - vis ESG and corporate governance . With these commitments in place, I feel strongly that TRX Gold will become an inspiring growth story within the junior gold mining space, and that our efforts will bring a return to shareholder value creation . Stephen Mullowney, Director and Chief Executive Officer M E S S A G E F R O M T H E C E O

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2022 YEAR IN REVIEW

2022 HIGHLIGHTS

- GOLD PRODUCED: 8,874 OZ
- GOLD SOLD: 8,598 OZ
- CASH COSTS[1]: $665/OZ
- ADJUSTED EBITDA[1]: $3.5M
- GROSS PROFIT MARGIN: 62%
- DEBT: $0
- ADJUSTED WORKING CAPITAL[1]: $5.4M
- CASH POSITION: $8.5M
- 22,000 METERS DRILLED
- DISCOVERED TWO NEW SHEAR ZONES AT BUCKREEF WEST AND ANFIELD, ADJACENT TO THE BUCKREEF MAIN ZONE

2023 GUIDANCE

- GOLD PRODUCTION: 20,000-25,000 OZ
- CASH COSTS[1]: $750-$850/OZ
- TOTAL OF 32,000M OF DRILLING PLANNED AT BUCKREEF
- LARGER PROJECT DEVELOPMENT INCLUDING GEOTECHNICAL, METALLURGICAL, AND RESOURCE MODELLING

[1] See Endnotes section on Non-IFRS Performance Measures



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BUILDING A SOLID FOUNDATION FOR FUTURE GROWTH

$21.4 MILLION

In 2022, the Company successfully closed three financing transactions totalling $21.4 million, providing the Company with additional flexibility and liquidity and to help fund acceleration of its growth strategy.

2027 TO 2032

The Company was granted an extension to the renewal date for the Special Mining License for the Buckreef Gold Project, extending the renewal period of the Project by an additional five years from 2027 to 2032.

GENERATED CASH FLOW Q3 & Q4

2022 was the first year in which TRX Gold reported two quarters, both Q3 and Q4 2022, as having generated cash flow from mining operations, enabling the Company to stay on key with its business plan of reinvesting cash flow into value-accretive activities such as drilling.

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10 2022 OPERA TIONAL A CCO MPLISHMENTS In February 2022 , the TRX Gold team successfully completed construction of Phase 1 of the processing plant expansion, to nameplate capacity of 360 tonnes per day (“tpd”) . The 360 tpd expansion phase was completed on time and on budget for a capital cost of $ 1 . 6 M . The exploration team at Buckreef had their boots on the ground, drills turning, and accomplished 22 , 000 meters of drilling . The Company confirmed an extension of the Buckreef Gold Main Zone by 30% , increasing the strike length of the Buckreef Main Zone to 2 . 0 kilometers . T H E B U C K R E E F G O L D P R O J E C T S T A R T E R P I T

11 In the latter part of 2022 , following the close of the Company’s fiscal year, Phase 2 of the processing plant expansion to nameplate capacity of 1 , 000 tpd, was completed and attained commercial production . Once again, the team delivered this milestone on time and on budget for $ 4 M . A drilling campaign was completed in light of a metallurgical variability study that will help define the mine plan for the next five to 7 years of production, as well as the larger sulphide project which encompasses the 2 million plus ounce gold Measured and Indicated Mineral Resource .

12 M O R E G R O W T H F O R T H E Y E A R A H E A D As we look back on 2022 as a transformational year with feelings of pride and accomplishment, we now plan for the year ahead with the same eagerness and determination . Our business plan is simple, reinvesting the cash flow generated from current gold production into value - accretive activities . In this way, TRX makes its best effort to reduce costs and operational risks while also minimizing the need for capital raising and limiting shareholder dilution . We commit to executing this strategy through a three - pronged approach : 1 . Growing gold production in the near - term, using existing infrastructure: Buckreef Gold is set to produce 20 , 000 - 25 , 000 ounces of gold in Fiscal 2023 (F 2023 ) from its 1 , 000 + tpd mill . As with the two mill expansions in 2022 , the team at TRX is currently evaluating yet another expansion that could increase annual throughput of the oxide ore by 75 - 100% . Detailed engineering and procurement of equipment has commenced . Construction is expected to start later this year and could potentially benefit gold production in early F 2024 . 2 . Grow gold production in the mid - to long - term from the sulphide ore portion of the deposit with additional infrastructure: TRX Gold is currently mining and producing gold mainly from the oxide ore portion of the Buckreef deposit, found close to surface . However, 90 % of its 2 + million ounce resource base is found within deeper, harder ores . With the help of a 19 - hole metallurgical variability sampling program, TRX is currently assessing the possibility of processing this deeper material using our existing plant and flowsheet, with the addition of adaptive equipment . Work began in 2022 , including geotechnical studies for a deeper pit design and planning for long - term tailings treatment and storage . In the long - term, TRX Gold will analyze, evaluate and plan for a much larger operation that will likely necessitate a much larger processing facility to significantly increase gold production in the future . 3 . Grow Resources and Reserves through exploration drilling success: Over the last 24 months, Buckreef ’s exploration team has had drills turning non - stop over the vast 16 km 2 property . Our main goal is to increase our Mineral Resource with the ambition of one day operating a 100 , 000 - 200 , 000 ounce gold per annum project . Thus far we have been able to identify a total of six zones, namely the Buckreef Main Zone, Eastern Porphyry, Buckreef West, Anfield, Bingwa and Tembo . Since drilling recommenced in 2021 , an additional 500 meters of gold mineralization has been added to the deposit’s known strike length, representing approximately a 30 % overall increase . In 2023 , the team will continue its drilling program consisting of 9 , 000 meters of diamond drilling, 13 , 000 meters of grade control drilling and 10 , 000 meters of reverse circulation ‘sterilization’ drilling and will cover brownfields drilling at the Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry and greenfield drilling at Anfield .

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14 V A L U E C R E A T I O N T H R O U G H T H E D R I L L B I T TRX Gold is committed to reinvesting a portion of its cash flow from operations into continued drilling of the Buckreef property . We feel that the project’s true potential is yet to be uncovered, based on some of the great results that we have received to date . In 2022 , the Company drilled over 22 , 000 meters at Buckreef Gold including infill drilling, step - out drilling and grade control drilling . A highlight to the 2022 campaign was the extension by the exploration team of Buckreef Gold’s Main Zone by 300 meters or 30% , to 2 . 0 kilometers, resulting from its northeast step - out drilling program . Furthermore, we have been able to confirm that gold mineralization is still open to Northeast at depths to 250 - 300 m, consistent with the Buckreef Main Zone . For F 2023 , TRX Gold will conduct a property wide drilling program consisting of 9 , 000 meters of diamond drilling, 13 , 000 meters of grade control drilling and 10 , 000 meters of reverse circulation ‘sterilization’ drilling for fiscal 2023 . The overall goal of the project is to discover new resources and to convert Mineral Resources to Mineral Reserves . Sterilization drilling will also take place at site expansion facilities, including tailings storage and waste rock facilities . TRX Gold's work plan for 2023 will consist of : 1 Step - out drilling in the northeast extension of Buckreef Main 2 Infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main 3 Infill drilling at Buckreef West 4 Developing an exploration program for the newly discovered Anfield Zone 5 Upgrading historical mineral resources at Bingwa and Tembo 6 Identifying new prospects at Buckreef Gold Project, and in the East African region.

15 Bingwa Eastern Porphyry North East Extension BR West Southwast Extension Newly discovered gold trends Tembo N

THE BUCKREEF GOLD PROJECT

The Buckreef Gold Project is located in the Geita District of the Geita Region, south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania. It is situated on the interior of the prolific Lake Victoria (Archean) Greenstone Belt, and neighbor to a number of well-known large-scale gold mining operations owned by Tier 1 gold mine operators.

Buckreef has a significant footprint that measures 16 square kilometers. The Project is easily accessed by ferry across Smiths Sound, via a paved national road and well maintained unpaved regional roads. It is also supported by important infrastructure such as a connection to the regional electric power grid, access to water and a reliable and skilled labor force.

The Buckreef Gold Project is unique in that it allows TRX Gold the opportunity to operate a low-cost open-pit gold mine during its early years of production, thanks to near-surface gold-bearing oxide ore. It also offers TRX blue-sky potential for growing the project's size, through ongoing exploration and infill drilling, with the goal of uncovering a much larger resource within the sulphide ore, that may eventuality be mined at depth.

Buckreef is comprised of five highly-prospective zones, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (measured + indicated)		
Area	Tonnes MT	Grade g/t	Au Oz	Tonnes MT	Grade g/t	Au Oz	Tonnes MT	Grade g/t	Au Oz	Tonnes MT	Grade g/t	Au Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off
Mineral Resources inclusive of Mineral Reserves
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
All resources below 540 mRL are classified as inferred
Estimates over variable widths of 2 to 40 meters
Bulk Density ranges 2.0 g/cm3 to 2.8 g/cm3
55% attributable to the Company
Effective Date: May 15, 2020

Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

Buckreef Reserves	Tonnes M(t)	Grade Au (g/t)	Au Kg	Tonnes Oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

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17 B U C K R E E F G O L D P R O J E C T L O C A T I O N A M O N G P E E R G O L D M I N E R S W I T H I N T H E L A K E V I C T O R I A G R E E N S T O N E B E L T A R E A

18 G O V E R N A N C E We recognize the value of good corporate governance and the need to adopt best practices in terms of social, economic, and environmental responsibility . The Company is committed to our principles of sustainability and ethics, and acts in respect with our corporate values : INTEGRITY : We believe that work should be conducted in an honest manner, so that TRX Gold can be a company that all stakeholders trust and are proud to do business with . TRUST : Trust is all - encompassing and finds itself in even the minutia of our day - to - day activities . Our stakeholders trust us to deliver on our promises, as we trust those that support and assist us to get the job done . Working together with trust, TRX Gold can be a great success . TRANSPARENCY : Transparency is critical to creating a trustworthy environment . We believe in open and unbiased communication with our stakeholders, knowing that sharing information with one another allows us to carry the Company forward in good and not - so - good times . RESPECT : We are committed to respecting all of our stakeholders and to respecting one another in the workplace . This means being inclusive, communicative and open - minded, all of which foster growth and productivity . GUIDING PRINCIPLES AND POLICIES As TRX Gold grows into an important gold producer, we have implemented policies and practices to strengthen our commitment towards all of these values . Recent governance principles, policies, and programs adopted include : ANTI - CORRUPTION POLICY AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER BOARD OF DIRECTORS MANDATE CODE OF ETHICS AND BUSINESS CONDUCT CHARTER OF THE COMPENSATION COMMITTEE CORPORATE SOCIAL RESPONSIBILITY POLICY DISCLOSURE (COMMUNICATIONS) POLICY ENVIRONMENTAL, SUSTAINABILITY, HEALTH & SAFETY POLICY INSIDER TRADING POLICY WHISTLEBLOWER POLICY AND PROCEDURES

BOARD OF DIRECTORS

At the helm of this quickly growing company, is a team of experienced and highly-skilled individuals that come from diverse backgrounds and career experiences. Our Board or Directors and Executive team have the enthusiasm, foresight and dedication to advance our flagship project, better our practices and explore and evaluate growth opportunities. TRX Gold's foundation was laid over a decade ago, but its future success lies in the hands of our refreshed team of leaders.

The Board of Directors is currently comprised of seven directors, four of whom are independent. Directors are elected on a yearly basis at the Company's Annual General Meeting of Shareholders. The Board oversees TRX Gold's business conduct and management's execution of objectives and strategies vis-à-vis operations, corporate development, human capital and community and societal involvement. The Board acts on behalf of our stakeholders ensuring we conduct business while abiding to our key values.



James E. Sinclair
Chairman



Stephen Mullowney
Director and Chief Executive Officer



Andrew Cheatle
Director and Chief Operating Officer



Dr Norman Betts
Independent Director



Shubo Rakhit
Independent Director



Richard J. Steinberg
Independent Director



Dr William Harvey*
Independent Director

EXECUTIVE TEAM



Michael P. Leonard
Chief Financial Officer



Khalaf Rashid
Senior VP Tanzania



Christina Lalli
VP Investor Relations



Gaston Mjwahuzi
General Manager Buckreef Gold



Isaac Bisansaba
Geology Manager Buckreef Gold

* Dr. William Harvey will not be standing for re-election for F2023.

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GOVERNANCE AT THE BUCKREEF GOLD PROJECT LEVEL

BUCKREEF GOLD BOARD OF DIRECTORS

Emmanuel Subbi – *Ministry of Finance and Board member, STAMICO*

Mudrikat Kiobya – *Company Secretary, STAMICO*

Yokbeth Myumbilwa – *Geologist (retired) and Board Member, STAMICO*

Stephen Mullowney – *Chief Executive Officer and Board, TRX Gold*

Shubo Rakhit – *Independent Board Member, TRX Gold*

Andrew Cheatle – *Chief Operating Officer and Board Member, TRX Gold*

Michael Leonard – *Chief Financial Officer, TRX Gold*

The Company's primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by one of the Company's subsidiaries (TRX Gold Tanzania Limited) and 45% owned by the State Mining Corporation ("STAMICO"), a Governmental agency of Tanzania. We are fortunate to have partners that are as dedicated as we are to making Buckreef Gold an important gold producer within the Tanzanian landscape. Over the last 10 years, we have seen positive impacts stemming from our work together, both at the project level in terms of exploration and operations as well as at the regional level: the positive impact on local peoples and their communities, livelihood and healthcare, local economy and labor force.

To maintain this sound working relationship and to be able to effectively oversee the project's advancement, a governing Board of Directors was formed. The Buckreef Board of Directors is comprised of both members from TRX Gold management and members from STAMICO management, to ensure a fair, unbiased and proper management of Buckreef.

It is especially important to note that over the last 12 months, the Buckreef Gold Board has made important advances in the area of Governance, by implementing key policies to mitigate risk and establish responsibility and accountability among management, employees and all of those whom we do business with.

- **ANTI-CORRUPTION POLICY**
- **ANTI-MONEY LAUNDERING POLICY**

The Buckreef Gold Board will carry this positive working relationship into 2023, as the near-term focus will be on the project's next growth phase of increasing gold production and drilling to uncover more gold ounces in the ground.

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22 E N V I R O N M E N T , S O C I A L , G O V E R N A N C E TRX Gold believes in the importance of planning for the future and creating a better world for future generations . Our flagship project, Buckreef Gold, is located in the Geita Region of Tanzania, one of Africa’s most accepting and supportive mining - friendly jurisdictions . We have been working here for many years and have learned about the local culture, traditions, strengths, and shortcomings . Because we consider ourselves as an important member of the regional macrocosm, we operate and conduct business in a manner that is respectful and considerate of our local stakeholders . In line with our values of integrity, trust, transparency and respect, we have within the last two years, established policies and made contributions to help preserve and improve the quality of life of those around us . Buckreef Gold continued to develop its ESG program during 2022 , successfully partnering with the Geita District and District Commissioners on school, water and health projects . Buckreef Gold worked with the Geita District Council and local wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics (STEM) and gender goals . A Memorandum of Understanding (“MoU”) was signed in 2022 between Buckreef Gold and Geita District Council to provide support around education in Buckreef’s host wards of Lwamgasa, Kaseme, Busanda and Bugulula . A total of 420 M Tanzania Shillings (approximately $ 180 , 000 ) is budgeted by Buckreef for 2023 , commencing July 2022 – June 2023 , to support priority areas in agreement with the District Council . The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, regional and national . Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally . Buckreef Gold’s operations : (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities in Tanzania ; (ii) recycle all water used in its operations ; (iii) do not discharge water from its operations ; (iv) employ a workforce that comprises 100 % Tanzanian citizens ( 110 full - time employees, 249 contract miners and project contractors) ; (v) include development and building activities that are focused on maximizing local content ; and (vi) exhibit a ‘ 100 mile diet’ by procuring all food locally . Buckreef Gold is an equal opportunity employer, emphasizing gender equality, and believes in hiring individuals based on knowledge, experience and skill set . Health & Safety is a key component of our larger ESG program . We are vigilant in ensuring that all of our employees, both at site and at the corporate offices enjoy a safe environment that fosters productivity and peace of mind . In 2022 , the Company achieved zero lost time injuries (LTI) and had no confirmed COVID - 19 cases at Buckreef .

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24 T R X G O L D C O R P O R A T I O N M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S For the three - month period and year ended August 31, 2022

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26 M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S Management’s Discussion and Analysis August 31, 2022 The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements and MD&A for the year ended August 31 , 2022 included in the Company's Annual Report on Form 40 - F and Annual Information Form for the year ended August 31 , 2022 . The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”) . Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www . sedar . com and on our website at www . TRXGold . com . This MD&A reports our activities through November 29 , 2022 unless otherwise indicated . References to the 4 th quarter of 2022 or Q 4 2022 , and references to the 4 th quarter of 2021 or Q 4 2021 mean the three months ended August 31 , 2022 and 2021 , respectively . Unless otherwise noted, all references to currency in this MD&A refer to US dollars . Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 36 . Mr . Andrew Mark Cheatle, P . Geo . , MBA, ARSM, is the Company’s in - house Qualified Person under National Instrument 43 - 101 “Standards of Disclosure for Mineral Projects” (“NI 43 - 101 ”) and has reviewed and approved the scientific and technical information in this MD&A . Mr . Cheatle is the Chief Operating Officer and a Director of TRX Gold and a Director of the Company’s subsidiaries, including Buckreef Gold Company Limited (“Buckreef Gold”) and TRX Gold Tanzania Limited (“TRX Gold Tanzania”) . Therefore, he is not considered to be independent under NI 43 - 101 . Mr . Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985) . He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg . No . 0166 ) . Disclosure and Cautionary Statement Regarding Forward Looking Information This MD&A contains certain forward - looking statements and forward - looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities . All statements, other than statements of historical fact, included herein are forward - looking statements and forward - looking information that involve various risks and uncertainties . There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements . Although TRX Gold believes the expectations expressed in such forward - looking statements are based on reasonable assumptions, such statements are not guarantees of future performance . The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward - looking statements due to a variety of risks, uncertainties and other factors . These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties ; actual results of exploration activities and economic evaluations ; fluctuations in currency exchange rates ; changes in costs ; future prices of gold and other minerals ; mining method, production profile and mine plan ; delays in exploration, development and construction activities ; changes in government legislation and regulation ; the ability to obtain financing on acceptable terms and in a timely manner or at all ; contests over title to properties ; employee relations and shortages of skilled personnel and contractors ; and the speculative nature of, and the risks involved in, the exploration, development and mining business .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 27 Management’s Discussion and Analysis August 31, 2022 Certain information presented in this MD&A may constitute “forward - looking statements” and “forward looking information” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively . Such forward - looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward - looking statements and information . Investors are referred to our description of the risk factors affecting the Company, as contained in our U . S . Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40 - F and Report of Foreign Private Issuer on Form 6 - K, as amended, for more information concerning these risks, uncertainties, and other factors . TRX Gold Corporation TRX Gold along with its joint venture partner, State Mining Corporation (“STAMICO”) is developing a significant gold mine at Buckreef Gold in Tanzania . Anchored by a Mineral Resource (published in May 2020 ) the Buckreef Gold Project currently hosts an NI 43 - 101 Measured and Indicated Mineral Resource of 35 . 88 million tonnes (“MT”) at 1 . 77 grams per tonne (“g/t”) gold containing 2 , 036 , 280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17 . 8 MT at 1 . 11 g/t gold for 635 , 540 ounces of gold . The Company is actively investigating and assessing multiple exploration targets on its property including the Buckreef Main northeast extension, south of Buckreef Main, Buckreef West, Anfield, Eastern Porphry extension, Bingwa and Tembo . Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15 , 2020 and filed under the Company’s profile on SEDAR and with the SEC on June 23 , 2020 (the “Technical Report”), for more information . Buckreef Gold is being advanced in a value accretive sustainable manner through : Expanding Production Profile : Commissioned a 1 , 000 + tonne per day (“tpd”) processing plant enabling a near term production profile of 20 , 000 - 25 , 000 oz of gold . Positive operating cash flow will be utilized for value enhancing activities including further production and resource growth, exploration, and advancing the Sulphide Development Project . Exploration : Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by : (i) infill drilling in the northeast extension and south of Buckreef Main ; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main ; (iii) infill drilling program of Buckreef West ; (iv) developing an exploration program for the newly discovered Anfield Zone ; (v) drilling aimed at linking the historical resource at Eastern Porphry to Anfield ; (vi) upgrading historical mineral resources at Bingwa and Tembo ; and (vii) identifying new prospects at Buckreef Gold Project, and in the East African region . Sulphide Development Project : Unlocking the value of the Sulphide Development Project in which the ‘sulphide ore’ encompasses approximately 90 % of the mineral resources . It is the goal of the Company to exceed the metrics as outlined in the Technical Report, including annual production and strip ratio .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S Management’s Discussion and Analysis August 31, 2022 Fourth Quarter and Year Ended 2022 Highlights 2022 was a milestone year for the Company as it reflected the first year operating the expanded 360 tpd processing plant at full design capacity (Q 2 2022 onwards) and using the cash flow generated from mining operations to fund additional growth and successful exploration at Buckreef Gold . During 2022 the Company recorded its highest annual : (i) production, (ii) sales, (iii) gross profit margins, (iv) net income, (iv) operating cash flow, and (v) Adjusted EBITDA, at a low cash cost 1 of $ 665 per gold ounce . During the year the Company used cash flow from operations to successfully fund additional growth by expanding the processing plant from 360 tpd to 1 , 000 + tpd . The Company also announced successful exploration results, including a 300 meter extension of the Buckreef Gold Main Zone’s known mineralization strike length to 2 . 0 kilometers with positive assay results from the northeast (“NE”) step - out drilling program . These positive results continue to demonstrate the immense opportunity at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities - including exploration and growth . Key highlights for Q 4 and Year Ended 2022 include :  The Company achieved zero lost time to injuries (LTIs) and had no confirmed COVID - 19 cases at site . Subsequent to year - end the Company achieved a significant safety milestone of 1 . 0 million operating hours with no LTIs .  Successfully completed construction of Phase 1 of the 1 , 000 + tpd processing plant and operated at 360 tpd nameplate capacity beginning in Q 2 2022 . This was the first phase of 360 tpd for the 1 , 000 + tpd processing plant . The 360 tpd expansion phase was completed on time and on budget (capital cost of $ 1 . 6 million) .  Subsequent to year - end, in September 2022 , Buckreef Gold announced successful commissioning of the expanded 1 , 000 + tpd processing plant, which was completed on time and on budget (capital cost of $ 4 . 0 million) . The plant ramped up throughput and reached nameplate capacity of 1 , 000 + tpd at the end of October 2022 .  Poured 3 , 619 ounces of gold in Q 4 2022 , a new quarterly production record at Buckreef Gold, exceeding previous production guidance of 750 - 800 ounces of gold per month . Sold 3 , 363 ounces of gold in Q 4 2022 , a new quarterly sales record resulting in positive operating cash flow for the Company of $ 2 . 4 million .  Recognized revenue of $ 6 . 0 million in Q 4 2022 , cost of sales of $ 1 . 9 million, and cash costs 1 of $ 560 per ounce of gold (with cost of sales and cash costs being below guidance), generating gross profit of $4.1 million, gross profit margin of 69% and Adjusted EBITDA 1 of $2.2 million.  For the year ended August 31 , 2022 , Buckreef Gold poured 8 , 874 ounces of gold and sold 8 , 598 ounces of gold following successful commissioning of the 360 tpd processing plant in Q 2 2022 .  On a full year basis, the Company recognized revenue of $ 15 . 1 million, cost of sales of $ 5 . 7 million and cash costs 1 of $ 665 per ounce of gold, generating gross profit of $ 9 . 4 million, gross profit margin of 62 % and Adjusted EBITDA 1 of $ 3 . 5 million .  Gold production from the 1 , 000 + tpd processing plant for fiscal 2023 (F 2023 ) is expected to be between 20 , 000 - 25 , 000 ounces at total average cash costs 1 of $ 750 - $ 850 per ounce .  The Company drilled over 22 , 000 meters at Buckreef Gold ( $ 3 . 7 million) including infill drilling, step - out drilling and grade control drilling . During the year, Buckreef Gold confirmed an extension of the Buckreef Main Zone gold mineralization by 300 meters (increase in the strike length of the Buckreef Main Zone to 2 . 0 kilometers) by reporting positive assay results from the northeast step - out drilling program . Buckreef Gold added an additional drill rig to expand the exploration program and, to date, has drilled 22 holes representing over 7 , 592 meters in the northeast extension of Buckreef Main Zone . 28

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 29 Management’s Discussion and Analysis August 31, 2022  Buckreef Gold completed an infill drill program at the Main Zone of 16 drill holes representing 3 , 695 meters . During Q 4 2022 , the Company explored under the South Pit and tested the South Zone extension with 24 drill holes representing 4 , 255 meters . Results from both programs are pending .  Buckreef Gold has also completed a 19 drill hole program ( 2 , 367 meters) of large diameter core for metallurgical variability testing over the entire extent of the Mineral Resource .  Successfully closed : (i) a pre - paid gold purchase agreement with a contract price totaling $ 5 million with OCIM Metals & Mining SA ; (ii) a registered direct offering with a single institutional investor for net proceeds of approximately $ 6 . 4 million ; and (iii) a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) enabling TRX Gold, in its sole discretion, to sell up to $ 10 million of its shares to Lincoln Park over a 36 - month period . These financings provide the Company with additional liquidity, if necessary, to help fund acceleration of its business plan .  Buckreef Gold was granted an extension to the renewal date for the Special Mining License (SML 04 / 92 ) at Buckreef Gold extending the SML renewal period for Buckreef Gold by an additional 5 years from 2027 to 2032 .  The Company announced a name change from ‘Tanzanian Gold Corporation’ to ‘TRX Gold Corporation’ which was approved by way of special resolution at the Company’s annual general and special meeting of shareholders held on February 25 , 2022 . Fiscal 2023 Outlook  Gold production from the 1 , 000 + tpd processing plant at Buckreef Gold is expected to be between 20 , 000 - 25 , 000 ounces at total average cash costs 1 of $ 750 - $ 850 per ounce . Gold production is expected to be lower in the first half of F 2023 due to the ramp - up and commissioning of the processing plant during Q 1 . Higher production is expected in the second half (H 2 ) of the year once the ramp - up is complete and the processing plant achieves steady state operation at nameplate capacity of 1 , 000 + tpd .  Operating cash flow from the 1 , 000 + tpd processing plant will be reinvested in Buckreef Gold with a focus on value enhancing activities, including : (i) exploration and drilling with a focus on potential resource expansion at Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphry extension, Bingwa and Tembo ; (ii) additional capital programs focused on further plant expansions and production growth ; and (iii) enhanced CSR/ESG programs .  Sustaining capital, excluding waste rock stripping, includes certain one - time expenditures including final road realignment around the Special Mining License (SML) which will enable full life of mine access to the Main Zone . Sustaining capital also includes infrastructure investments, for example : construction of a significantly expanded tailings storage facility (TSF), and procurement of heavy plant equipment, including a wheel loader, grizzly, forklift, crane and light vehicles to support the expanded production .  Capitalized waste rock stripping will be expensed or capitalized based on the actual quarterly stripping ratio versus the expected life of mine stripping ratio and may be variable quarter over quarter and year over year . In F 2023 , capitalized stripping is expected to be incurred evenly over Q 2 - Q 4 based on the expected mine plan .  Growth capital related to Buckreef Gold expansion initiatives includes a project the Company initiated aimed at increasing the average annual throughput by 75 - 100 % through the addition of a new ball mill . Detailed engineering and procurement of equipment has commenced . Construction is expected to start in F 2023 and benefit calendar H 2 2023 production . Any incremental production as a result of this expansion has not been considered in the F 2023 guidance above .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 30 Management’s Discussion and Analysis August 31, 2022  Exploration spending in F 2023 includes diamond drill and reverse circulation drilling services provided by STAMICO for a program which includes ; brownfields drilling at Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry, and greenfield drilling at Anfield . Sterilization drilling will commence at site expansion facilities, including tailings storage and waste rock facilities .  The Sulphide Development Project, in which the ‘sulphide ore’ encompasses approximately 90 % of the Buckreef Main Zone’s Measured and Indicated Mineral Resources, is a key mid - to - long term value driver . Unlocking this value is an important business objective for the Company . The Sulphide Development Project will evaluate the options for a high return large scale project . It is the goal of the Company to exceed the metrics outlined in the 2018 Technical Report, including annual production and strip ratio . We continue to work with our principal consultants on advancing the Sulphide Development Project, including advanced metallurgical testing across the deposit, geotechnical studies for a deeper pit, and assessing a significantly larger sulphide ore processing facility . Fourth Quarter and Year End 2022 Operational and Financial Details Mining and Processing  Buckreef Gold reported zero lost time to injuries and had no confirmed COVID - 19 related cases at site during the three and twelve months ended August 31 , 2022 . For the year ended August 31 , 2022 , including contractors, Buckreef Gold recorded a safety incident frequency rate of 0 (per million hours) . The Company’s two main contractors, FEMA Mining and STAMICO Drilling, also recorded a safety incident frequency rate of 0 (per million hours) . Subsequent to year - end the Company achieved a significant safety milestone of 1 . 0 million operating hours with no LTIs .  During fiscal 2022 , Buckreef Gold successfully completed construction of Phase 1 of the 1 , 000 + tpd processing plant and operated at 360 tpd nameplate capacity beginning in Q 2 2022 . The expanded processing plant construction was completed in line with the scheduled completion date of September/October 2021 at a capital cost of $ 1 . 6 million, within guidance . In - house construction was completed by the Buckreef Gold and TRX Gold teams in conjunction with key consultants/contractors, including : (i) Ausenco ; (ii) Solo Resources ; and (iii) CSI Energy Group .  Subsequent to year - end, in September 2022 Buckreef Gold announced that the 1 , 000 + tpd oxide mill circuit was commissioned and was ramping up production from its original 360 tpd capacity . The expanded processing plant construction was completed in line with the scheduled completion date of calendar Q 3 2022 at a capital cost of $ 4 million, within guidance . To date, approximately $ 3 . 9 million of incurred project capital expenditures has been settled in cash . First ore was introduced to the expanded processing plant in September and the team ramped up throughput reaching nameplate capacity of 1 , 000 + tpd at the end of October 2022 .  When operating at nameplate capacity of 1 , 000 + tpd, the operation is expected to produce an average of 15 , 000 – 20 , 000 oz of gold annually over the life of the oxide mine plan, which was developed in conjunction with SGS Canada Inc . (“SGSC”) . This oxide mine plan only incorporates approximately 10 % of the total mineral resources at Buckreef Gold .  During Q 4 2022 , Buckreef Gold poured 3 , 619 ounces of gold and sold 3 , 363 ounces of gold, both quarterly records for the Company . The 24 % increase in gold production in Q 4 2022 compared to Q 3 2022 is mainly attributable to an increase in ore tonnes milled and higher processed ore grades . The 360 tpd processing plant achieved the following in Q 4 2022 : (i) average throughput of 390 tpd ; (ii) plant availability of 93% ; and (iii) average recovery rate of 92 % with consistent tailings grade, regardless of head grade .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 31 Management’s Discussion and Analysis August 31, 2022  During the year ended August 31 , 2022 , Buckreef Gold poured 8 , 874 ounces of gold and sold 8 , 598 ounces of gold . On a full year basis (after achieving nameplate capacity of 360 tpd during Q 2 2022 ), the processing plant achieved the following : (i) average throughput of 287 tpd ; (ii) plant availability of 90% ; and (iii) average recovery rate of 90% .  Total ore mined in Q 4 2022 increased to 69 thousand tonnes (“kt”) from 55 kt in Q 3 2022 , at a strip ratio of 4 . 2 (waste : ore tonnes) with a total of 360 thousand tonnes of material mined .  During the year ended August 31 , 2022 total ore mined in was 199 thousand tonnes (“kt”), at a strip ratio of 3 . 1 (waste : ore tonnes) with a total of 820 thousand tonnes of material mined . Mining activity during the year has continued to build up a significant inventory of mined material on the run - of - mine (“ROM”) pad .  As at August 31 2022 , the ROM pad contained 110 , 842 tonnes at an average grade of 1 . 49 g/t with an estimated 5 , 298 ounces of gold . A further stockpile of crushed mill feed of 12 , 143 tonnes at 3 . 35 g/t containing an estimated 1 , 217 ounces of gold has been accumulated between the crusher and mill . The increased stockpile balance provides support for the Company to meet its production guidance in the upcoming quarters .  During the year (Q 2 2022 ) the second tailings storage facility (TSF 2 , pond 1 ) for processed oxide material was completed . Planning for the next phase of the tailings storage facility (pond 2 ) is underway and geotechnical work has commenced . Concurrently, earthworks for construction of TSF 2 , pond 2 has commenced . Combined, with TSF 2 , pond 1 , this new TSF capacity is expected to provide an additional two years of storage . The Company has also commenced work for a long - term tailings storage solution . Exploration  The Company drilled over 22 , 000 meters at Buckreef Gold including infill drilling, step - out drilling and grade control drilling . During the year Buckreef Gold confirmed a total extension of the Buckreef Main Zone by 300 meters (increase in the strike length of the Buckreef Main Zone to 2 . 0 kilometers) and reported positive assay results from the northeast step - out drilling program on the Buckreef Gold Main Zone .  The exploration results are positive and significant for the Company as they demonstrate : (i) good width and grade of mineralization consistent with the Buckreef Main Zone ; (ii) successful step - out extending the strike length of known mineralization ; (iii) gold mineralization open to NE and at depths to 250 - 300 meters, again consistent with the Buckreef Main Zone ; and (iv) the immense opportunity to generate and drill significant exploration targets to expand the scale and scope of the Buckreef Gold project .  Buckreef Gold added an additional drill rig to expand the exploration program and, to date, has drilled 22 holes representing over 7 , 592 meters in the northeast extension of Buckreef Main Zone . During the year Buckreef Gold also completed an infill drill program at the Main Zone of 16 drill holes representing 3 , 695 meters .  The Company has also commenced exploration drilling to the southwest (“SW”) of the Main Zone, where the drill rig is now active approximately 250 meters beyond the historical South Pit . During Q 4 2022 , the Company explored under the South pit and tested the South Zone extension with 24 drill holes representing 4 , 255 meters . Assay results from both programs are pending .  Subsequent to year - end, the Company commenced exploration drilling at the Anfield Zone, where a drill rig is now active with 9 drill holes representing 1 , 650 meters . Assay results from this program are pending .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 32 Management’s Discussion and Analysis August 31, 2022 Sulphide Development Project  Buckreef Gold has commenced the long - lead items for de - risking the Sulphide Development Project, including : (i) geotechnical characterization to determine the ultimate pit slopes of the 2 kilometer long open pit . This work commenced in Q 2 2022 with consultants SGSC and Terrane Geoscience ; and (ii) the variability metallurgical study for the first 5 - 7 years of potential production of the Sulphide Development Project . To date a total of 19 metallurgical holes ( 2 , 367 meters) have been completed along the entire strike of the Buckreef Main deposit, these holes have been logged and are in preparation for shipment for metallurgical testing . A request for proposal (“RFP”) for testing has been submitted to various laboratories and this process is expected to be completed in Q 2 2023 .  The Company, in conjunction with Ausenco, has identified potential locations for the Sulphide Processing Plant, Dry Stack Tailings Facility, Waste Rock Piles and other infrastructure . All locations are subject to successful ‘condemnation drilling’, which is expected to rapidly progress .  The exploration drilling program will also focus on infill drilling at Buckreef West, inferred mineral resources and strike extensions, both to the northeast and southwest of the Main Zone which if successful, has the potential to increase tonnes to the indicated mineral resource category . Environmental, Social and Corporate Governance (“ESG”)  The Company is committed to working to the highest ESG standards and has initiated several programs, while continuing to develop a broader framework and policies . There were no reportable environmental or community related incidents during the three and twelve months ended August 31 , 2022 . Buckreef Gold continued to expand its ESG program during the year, successfully partnering with the Geita District and District Commissioners on school, water and health projects .  Buckreef Gold worked with the Geita District Council and local wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics (STEM) and gender goals .  A Memorandum of Understanding (“MoU”) was signed in Q 2 2022 between Buckreef and Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula . These wards are host wards for the mine site and a total of 321 M Tanzania Shillings (approximately $ 138 , 000 ) were committed by Buckreef for 2022 to support priority areas as agreed with the District Council .  As part of this MoU, in Q 3 2022 the Company completed construction of a multi - purpose laboratory at the Isingiro secondary school (Lwamgasa Ward), three new classrooms at the Tembo primary school (Bugulula Ward), walkways at the Kasota Health Center (Kaseme Ward) and commenced construction on an Outpatient Building (Busanda Ward) .  Buckreef Gold’s operations : (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities in Tanzania ; (ii) recycle all water used in its operations ; (iii) do not discharge water from its operations ; (iv) employ a workforce that comprises 100 % Tanzanian citizens ( 110 full - time employees, 249 contract miners and project contractors) ; (v) include development and building activities that are focused on maximizing local content ; and (vi) exhibit a ‘ 100 mile diet’ by procuring all food locally . In addition, the Company’s sulphide development operations are expected to utilize dry stack tailings .  The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation . Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 33 Management’s Discussion and Analysis August 31, 2022  The Company will continue to develop a broader ESG program, including reporting, and identifying its contribution to the UN Sustainable Development Goals (SDGs) over the course of F 2023 . Financial  Gold ounces poured during Q 4 2022 were 3 , 619 ounces – a quarterly production record for Buckreef Gold . Gold ounces sold were 3 , 363 ounces at an average realized price 1 of $ 1 , 792 per ounce .  Following record production and sales during Q 4 2022 , the Company recognized revenue of $ 6 . 0 million, cost of sales of $ 1 . 9 million and cash costs 1 of $ 560 per ounce, generating gross profit of $ 4 . 1 million ( 69 % gross profit margin), quarterly net loss of $ 2 . 4 million, operating cash flow of $ 2 . 4 million and adjusted EBITDA 1 of $ 2 . 2 million .  During the year - ended August 31 , 2022 , gold ounces poured were 8 , 874 ounces and gold ounces sold were 8 , 598 ounces at an average realized price 1 of US $ 1 , 756 per ounce .  For the twelve months ended August 31 , 2022 , the Company recognized revenue of $ 15 . 1 million, cost of sales of $ 5 . 7 million and cash costs 1 of $ 665 per ounce, generating strong gross profit of $ 9 . 4 million ( 62 % gross profit margin), a net loss of $ 2 . 3 million, operating cash flow of $ 3 . 0 million and adjusted EBITDA 1 of $ 3 . 5 million .  As at August 31 , 2022 , the Company had cash of $ 8 . 5 million and working capital of $ 5 . 4 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company .  As the Company advances and the production profile expands, management continually evaluates its liquidity requirements and available sources of financing including but not limited to : (i) cash flow from operations ; (ii) corporate debt ; (iii) project specific debt ; (iv) off - take financing ; and (v) equity financing . The Company will be prudent in how it capitalizes the Company over the short, medium and long - term with shareholder value being an overarching consideration .  During Q 4 2022 , the Company announced that its operating subsidiary, Buckreef Gold Corporation Limited, entered into a pre - paid gold purchase agreement with a contract price totaling US $ 5 million with OCIM Metals & Mining SA . The total contract price can be made available to Buckreef Gold in tranches with a $ 2 . 5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option . Tranche 1 in this non - dilutive financing includes a 6 - month grace period and a repayment period over the following 12 months as quarterly deliveries of a pre - determined quantity of gold .  During the year (Q 2 2022 ), the Company closed a registered direct offering with a single institutional investor for the purchase and sale of 17 , 948 , 718 of the Company’s common shares at a purchase price of $ 0 . 39 per share . The Company also issued to the investor warrants to purchase up to an aggregate of 17 , 948 , 718 common shares . The warrants have an exercise price of $ 0 . 44 , will be exercisable at any time and will expire five years thereafter .  During the year (Q 2 2022 ), the Company closed a purchase agreement with Lincoln Park . Under the terms of the purchase agreement, TRX Gold, in its sole discretion, has the right from time to time over a 36 - month period to sell up to $ 10 million of its shares to Lincoln Park, subject to certain conditions . TRX Gold controls the timing and amount of any sales to Lincoln Park, and Lincoln Park is obligated to make purchases in accordance with the purchase agreement . Any common shares that are sold to Lincoln Park will occur at a purchase price that is based on prevailing market prices at the time of each sale and with no upper limits to the price Lincoln Park may pay to purchase common shares .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 34 Management’s Discussion and Analysis August 31, 2022 Other  During F 2022 , Buckreef Gold engaged a surveying consultant (Property Matrix Company Limited) to finalize the land compensation process required under Tanzanian mining law . The land compensation process has been fully accrued in the Company’s financial statements and as of August 31 , 2022 , approximately 98 % of project affected persons have been paid representing 96 % of the overall dollar amount .  During the year (Q 3 2022 ), Buckreef Gold was granted an extension to the renewal date for the Special Mining License (SML 04 / 92 ) . The Company received a certificate for Renewal of Special Mining License (SML) from the Mining Commission, a division of the Ministry of Minerals of the United Republic of Tanzania . The Special Mining License renewal period for Buckreef Gold was extended by an additional 5 years from 2027 to 2032 . Under the Tanzanian Mining Act, a SML confers on the holder the exclusive right to carry out mining operations and to prospect (within the SML) for minerals as specified in the license . The duration of the Special Mining License covers the estimated life of mine, with specified renewals over that period . The Company anticipates the life of mine will extend significantly beyond 2032 , and therefore the Company will apply to renew the SML prior to the renewal date, in accordance with the requirements under the Tanzanian Mining Act .  During the year (Q 2 2022 ), the Company entered into a refining agreement with Argor Heraeus, a leading international gold refiner based in Switzerland, and successfully commenced exportation of dorè for refining beginning in February 2022 .  During the year (Q 2 2022 ), the Company entered into a Gold Purchase and Sale Agreement with Auramet International Inc (“Auramet”) through which Buckreef Gold will, at its discretion, sell up to 100 % of the gold produced from Buckreef Gold to Auramet at market rates, for a period of one year, with an option to extend for successive periods . Auramet is one of the largest physical precious metals merchants in the world with over $ 20 billion in reported annual revenues and provides a full range of services to all participants in the precious metals chain, from extraction and production to manufacturing and consumption .  During the year (February 25 , 2022 ), Richard J . Steinberg was elected to the Board of Directors of TRX Gold Corporation . Mr . Steinberg is a Partner of Fasken Martineau DuMoulin LLP, an international business law firm, where Mr . Steinberg’s practice focuse s on mergers and acquisitions and corporate finance . He advises targets, buyers and investors in both solicited and unsolicited transactions, with a particular expertise in cross - border transactions . Mr . Steinberg’s corporate finance practice is focused on structured and cross - border financings, with extensive experience acting for both underwriters and issuers . He is the former Chair of Fasken’s Securities and Mergers & Acquisitions Group . Mr . Steinberg ’s securities and mergers and acquisitions expertise is recognized by Best Lawyers in Canada, Canadian Legal Lexpert Directory, and others . Mr . Steinberg holds an LLB from the University of Toronto a nd a BA from Columbia University .  The Company announced a name change from “Tanzanian Gold Corporation” to “TRX Gold Corporation” which was approved by way of special resolution at the Company’s annual general and special meeting of shareholders held on February 25 , 2022 . The name change better reflects the great strides that the Company has made over the last 18 months as evidenced by the record operating and financial results achieved in 2022 .

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRX GOLD

Management's Discussion and Analysis August 31, 2022

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)		
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off
Mineral Resources inclusive of Mineral Reserves
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
All resources below 540 mRL are classified as inferred
Estimates over variable widths of 2 to 40 meters
Bulk Density ranges 2.0 g/cm^3 to 2.8 g/cm^3
55% attributable to the Company
Effective Date: May 15, 2020

Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

Buckreef Reserves	Tonnes (Mt)	Grade Au (g/t)	In Situ Gold Content Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

1) Mineral Reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.

2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

3) Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

35

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 36 Management’s Discussion and Analysis August 31, 2022 Figure 1: Location of Buckreef Gold Project Licences on Lake Victoria Greenstone Belt

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRX GOLD

Management's Discussion and Analysis August 31, 2022

Processing Plant and Operations

During the first two months of Q1 2022 Buckreef Gold continued operating the 120 tpd test plant. Beginning in Q2 2022 Buckreef Gold successfully completed construction of Phase 1 of the 1,000+ tpd processing plant and began operating at nameplate capacity of 360 tpd.

Select operating, financial and stockpile information from the expanded operation follows below:

Select Operating and Financial Data

	Unit	Three months ended August 31, 2022	Three months ended August 31, 2021	Twelve months ended August 31, 2022	Twelve months ended August 31, 2021
Operating Data					
Ore Mined	k tonnes	69	8	199	44
Waste Mined	k tonnes	291	2	621	289
Total Mined	k tonnes	360	9	820	333
Strip Ratio	w:o	4.2	0.3	3.1	6.6
Mining Rate	tpd	3,917	1,072	2,246	2,209
Mining Cost (Variable)	US$/t	$3.64	$2.51	$3.19	$2.22
Plant Ore Milled	k tonnes	35.8	5.6	104.8	28.6
Head Grade	g/t	3.13	2.68	2.89	2.22
Plant Utilization	%	93	93	90	95
Plant Recovery Rate	%	92	90	90	90
Processing Cost (Fixed)	US$ ('000s)	$175	$105	$638	$335
Processing Cost (Variable)	US$/t	$14.45	$12.34	$15.32	$11.22
Plant Mill Throughput	tpd	390	61	287	78
Gold Ounces Poured[1]	oz	3,619	396	8,874	1,836
Gold Ounces Sold	oz	3,363	443	8,598	1,405
Financial Data[2]					
Revenue[3]	$ ('000s)	6,028	-	15,094	-
Gross Profit	$ ('000s)	4,143	-	9,379	-
Net income (loss)	$ ('000s)	(2,350)	(3,848)	(2,322)	(5,283)
Adjusted EBITDA[4]	$ ('000s)	2,241	(2,652)	3,532	(7,254)
Operating Cash Flow	$ ('000s)	2,355	171	2,955	(7,517)
Average Realized Price[4]	$/oz	1,792	-	1,756	-
Cash Costs[4]	$/oz	560	-	665	-

[1] For the three and twelve months ended August 31, 2021, gold ounces refer to produced ounces. Subsequently, the Company adopted a definition of using poured ounces.

[2] Note that the table above does not present comparative statistics for revenue, costs of good sold and related sales and cost metrics for the three and twelve month comparable period as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

[3] Revenue includes immaterial amounts from the sale of by-product silver and copper.

[4] Refer to the "Non-IFRS Performance Measure" section.

37

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 38 Management’s Discussion and Analysis August 31, 2022 Operations Discussion Gold Production and Sales During Q 4 2022 , Buckreef Gold poured 3 , 619 ounces of gold and sold 3 , 363 ounces of gold, both new quarterly records for the Company . For the twelve months ended August 31 , 2022 , Buckreef Gold poured 8 , 874 ounces of gold and sold 8 , 598 ounces of gold . The record production and sales have resulted in positive operating cash flow at Buckreef Gold and TRX Gold for the first year in the Company’s history . Mining Total ore mined in Q 4 2022 increased to 69 thousand tonnes (kt) from 8 kt in the comparative prior year period . For the twelve months ended August 31 , 2022 total ore mined increased to 199 kt from 44 kt in the prior year comparative period following successful ramp - up and commissioning of the 360 tpd processing plant during the year . In Q 4 2022 the strip ratio was 4 . 2 (waste : ore tonnes) and for the twelve months ended August 31 , 2022 was 4 . 5 (waste : ore tonnes) . During the year Buckreef Gold continued to build up a significant inventory of mined material . Mining costs per tonne (variable) primarily reflect contractor mining costs following the hiring of FEMA in Q 1 2022 on a two - year contract to mine ore, waste and to construct the TSF at Buckreef Gold . Mining costs per tonne (variable) of $ 3 . 64 in Q 4 2022 were higher as compared to Q 4 2021 ( $ 2 . 51 ) primarily due to the impact of higher fuel prices on higher tonnes mined, combined with an increase in blasting activity during Q 4 2022 to access higher grade ore blocks which are expected to benefit F 2023 production . For the twelve months ended August 31 , 2022 , mining costs per tonne of $ 3 . 19 were higher than the prior year comparative period ( $ 2 . 22 ) mainly due to higher fuel costs and an increase in blasting activity as Buckreef Gold ramped up mining operations in preparation for 360 tpd and 1 , 000 + tpd processing plant commissioning . Processing The 360 tpd processing plant operated at nameplate capacity in Q 4 2022 and achieved the following statistics : (i) average throughput of 390 tpd ; (ii) plant availability of 93% ; and (iii) an average recovery rate of 92 % with consistent tailings grade, regardless of head grade . On a full year basis, after achieving nameplate capacity of 360 tpd during Q 2 2022 , the processing plant achieved the following : (i) average throughput of 287 tpd ; (ii) plant availability of 90% ; and (iii) an average recovery rate of 90% . For the three months ended August 31 , 2022 , processing costs per tonne (variable) of $ 14 . 45 reflected an increase relative to Q 4 2021 ( $ 12 . 34 ) . For the twelve months ended August 31 , 2022 , processing costs per tonne of $ 15 . 32 were higher than the prior year comparative period ( $ 11 . 22 ) . The increase in processing costs as compared to the prior quarter and year comparative periods was mainly due to an increase in power utilization, fuel consumption and chemical and reagent usage following expansion of the processing plant from 120 tpd to 360 tpd during the year .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 39 Management’s Discussion and Analysis August 31, 2022 Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory As at August 31 , 2022 , Buckreef Gold reported the following stockpile statistics : (i) the ROM pad contained 110 , 842 tonnes at an average grade of 1 . 49 g/t with an estimated 5 , 298 ounces of gold ; and (ii) crushed mill feed of 7 , 749 tonnes at 3 . 35 g/t containing an estimated 1 , 217 ounces of gold . As at August 31 , 2022 , Buckreef Gold also had 230 ounces of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks which will be processed in Q 1 2023 . The significant stockpile and GIC balance at August 31 , 2022 provide support for the Company to meet its production guidance in the upcoming quarters . A summary of the stockpile statistics is contained in the table below : Table: RoM Stockpile Summary (as at 31 August 2022) Summary RoM Stockpile Volume (m 3 ) Tonnes Grade (g/t Au) Metal (oz) High Grade 3,728 8,799 3.79 1,072 Medium Grade 36,378 62,712 1.61 3,241 Low Grade 23,142 39,331 0.78 986 Total (RoM) 63,248 110,842 1.49 5,298 Crushed 7,749 12,143 3.35 1,217 Total 70,997 122,985 1.67 6,515

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion
and Analysis
August 31, 2022

Figure 2: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit (View to the Northeast, Q3 2022)



Figure 3: 1,000 tpd Processing Plant at Buckreef Gold Mine, showing new CIL tanks and conveyor feed to the new ball mills. (Q1 2023)



40

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 41 Management’s Discussion and Analysis August 31, 2022 Figure 4: Buckeef Gold Expanded 1,000 tpd Processing Plant, showing installation of two new 360 tpd ball mills (Q1 2023)

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 42 Management’s Discussion and Analysis August 31, 2022 Figure 5: Buckreef Gold Drill Rig in Northeast Extension (Q3 2022)

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 43 Management’s Discussion and Analysis August 31, 2022 Exploration & Mineral Resources TRX Gold and Buckreef Gold continue to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves . Successful exploration will also provide greater production flexibility and growth . To achieve this goal the Company, in conjunction with Buckreef Gold, has :  Re - evaluated the Buckreef Main Zone for strike extensions, off - shoot splays, and at depth potential . The deposit is open in all directions (See Figure 6 ) . To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters . The deposit remains open to the northeast ;  Drilled the Buckreef West target, a splay off the Buckreef Main Zone, with positive drill results . Buckreef West has the potential to add additional resources to the oxide and sulphide mine plans (see Figure 7 ) ;  In 2021 the Company discovered the Anfield Zone, a parallel structure 500 meters to the east of the Buckreef Main Zone and with evidence of an additional 3 km of shear zone target (See Figure 7 ) . Initial grab sample results have been high - grade, including three samples grading 37 . 52 g/t, 28 . 55 g/t and 14 . 42 g/t respectively ;  Following completion of infill drilling at the Buckreef South pit area the Company has planned additional drilling to test for extension of gold mineralization to the southwest beyond the existing Mineral Resources . Drilling in this area commenced in June 2022 ; and  Evaluated and identified numerous other targets at Buckreef Gold, which form part of an exploration pipeline or ‘Exploration Triangle’ at the Buckreef Gold Project . Buckreef Gold Main Zone Drilling Results and Interpretation The Buckreef Main Zone has been re - evaluated and exploration targets to expand the zone have been identified . Results to date evidence a vertically extensive shear zone extending nearly 2 km on strike in a northeast, southwest trend . The deposit is open along strike and at depth . Analysis of drill hole intersections and the mineral resource block model indicates that higher grade shoots exist within the deposit and that these are of sufficient width and grade to be of interest for future underground mining . Should this be the case the deposit may have a significantly extended Life of Mine . The significant mineralized intercepts of the Buckreef Main Zone are as shown in the Figure 6 . It is evident that the deposit remains open on trend to the northeast and southwest . As noted, the Company has initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW and to upgrade shallow Inferred Mineral Resources . Buckreef Gold – Fiscal 2022 Exploration to Date The Company drilled over 22 , 000 meters at Buckreef Gold including infill drilling, step - out drilling and grade control drilling . During the year ended August 31 , 2022 , Buckreef Gold reported an extension of the Buckreef Main Zone by 300 meters (m) (increasing the strike length of the Buckreef Main Zone to 2 . 0 kilometers) and reported positive assay results from the northeast step - out drilling program on the Buckreef Gold Main Zone . The results are positive and significant for the Company as they demonstrate : (i) good width and grade of mineralization consistent with the Buckreef Main Zone ; (ii) successful step - out extending the strike length of known mineralization ; (iii) gold mineralization open to NE and at depths to 250 - 300 meters, again consistent with the Buckreef Main Zone ; and (iv) the immense opportunity to generate and drill significant exploration targets to expand the scale and scope of the Buckreef Gold Project .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 44 Management’s Discussion and Analysis August 31, 2022 Highlights include:  Select intercepts: ▪ Hole BMDD246 intersected 12.27 m grading @ 1.90 g/t Au from 191.7 m, on northernmost section line. Deposit is open to north and up - dip towards surface. ▪ Hole BMDD244 intersected 4.50 m grading @ 1.96 g/t Au from 129.5 m. ▪ Hole BMDD243 intersected 7.46 m grading @ 1.76 g/t Au from 101.5 m. ▪ Hole BMDD233 intersected 19.5 m grading @ 2.35 g/t Au from 203.0m, including: (i) 6.0 m grading @ 6.27 g/t Au at 215.0m; and (ii) 39.4 m grading @ 2.19 g/t from 361.9m. ▪ Hole BMDD228 intersected 25.5 m grading @ 1.01 g/t Au from 348.5 m; and ▪ Hole BMDD236 intersected 28.0 m grading @ 3.27 g/t Au from 299.0 m, including 7.05 m grading @ 7.22 g/t Au at 300.0 m.  Extension of Buckreef Main Zone by 300 meters : Expansion of gold mineralization by 300 meters (increase in the strike length of the Buckreef Main Zone to 2 . 0 kms) on the Buckreef Gold deposit which already contains over 2 . 0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone . The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary (see Figure 8 ) . Results to date from the drill program are tabulated below in Table 1 . 1 .  Expansion of Exploration Program : Buckreef Gold has drilled 22 holes to date representing over 7 , 592 meters in the NE extension of Buckreef Main Zone and has added an additional drill rig to expand the exploration program . Buckreef Gold has finalized the planning for an infill and extension drill program to : (i) upgrade Mineral Resources currently in the Inferred category in Buckreef Gold Main Zone, and (ii) commence infill drilling at Buckreef West . This program has commenced, and during the year Buckreef Gold completed an infill drill program at the Main Zone of 16 drill holes representing 3 , 695 meters . Assay results from this program are pending .  The Company has also commenced exploration drilling to the south of the Main Zone, where the drill rig is now active approximately 250 meters beyond the historical South Pit . During Q 4 2022 , the Company explored under the South Pit and tested the South Zone extension with 24 drill holes representing 4 , 255 meters . Results from both programs are pending .  Subsequent to year - end, the Company commenced exploration drilling at the Anfield Zone, where the drill rig is now active with 9 drill holes representing 1 , 650 meters . Assay results from this program are pending . This exploration program combined with the extension of the Buckreef Main Zone is expected to expand the scope and scale of the Buckreef Gold Project .

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRX GOLD

Management's Discussion and Analysis
August 31, 2022

Table 1.1: Buckreef Main Zone Northeast Extension (NEE) Assay Results*

North East Extension Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMDD228	DD	390,852.7	9,658,141.7	1227.72	306	-60	307.6	310.6	3.00	3.85	Msz	Shear zone with Mild alteration
							337.5	363	25.50	1.01		
BMDD230	DD	390,852.7	9,658,141.7	1227.72	306	-60	187.18	190.7	3.52	0.97	Msz	Shear zone with Mild alteration
BMDD231	DD	391,081.1	9,658,220.1	1230.83	306	-60	348.5	351.61	3.11	3.10	Msz	Mineralised shear zone
							349.79	350.79	1.00	7.08	Msz	Mineralised shear zone
							373.14	376.25	3.11	2.21	Msz	Mineralised shear zone
BMDD232	DD	391,114.5	9,658,259.0	1227.75	306	-60	103.86	108.85	4.99	1.10	Msz	Shear zone with mild alteration
							130.07	137.29	7.22	0.87	Msz	Shear zone with mild alteration
							143.47	152.12	8.65	0.50	Msz	Shear zone with mild alteration
							187.06	192.18	5.12	0.53	Msz	Shear zone with mild alteration
BMDD233	DD	391,141.6	9,658,263.0	1227.19	306	-60	17.92	23	5.08	0.72	Msz	Shear zone with mild alteration
							193	195.89	2.89	1.35	Msz	Mineralised shear zone
							203	222.52	19.52	2.35	Msz	Mineralised shear zone
							215.09	221.13	6.04	6.27	Msz	Mineralised shear zone
							361.89	401.26	39.37	2.19	Msz	Mineralised shear zone
BMDD234	DD	391,168.2	9,658,294.1	1226.80	306	-60	326.21	331.8	5.59	0.47	Msz	Shear zone with mild alteration
BMDD235	DD	391,081.1	9,658,220.1	1230.83	126	-62	140.20	144.70	4.50	0.58	Msz	Mineralised shear zone
BMDD236	DD	391,548.0	9,659,036.0	1228.00	126	-62	299.00	327.00	28.00	3.27	Msz	Shear zone with strong alteration
							300.00	307.05	7.05	7.22	Msz	Shear zone with strong alteration
BMDD238	DD	391,564.8	9,659,082.0	1227.71	126	-62	195.75	201.75	6.00	0.46	Msz	Shear zone with Mild alteration
							364.00	366	2.00	0.72		
BMDD239	DD	391,617.2	9,659,041.0	1,226	126	-62	311.00	316	5.00	0.89	Msz	Shear zone with Mild alteration
							328.00	332.02	4.02	0.45		
							346.00	348	2.00	0.50		
BMDD240	DD	391,618.7	9,658,980.0	1,223	126	-62	276.00	278.16	2.16	0.97	Msz	Shear zone with Mild alteration
BMDD241	DD	391,590.7	9,658,891.0	1,221	126	-60	212.60	214.24	1.64	0.42	Msz	Shear zone with Mild alteration
BMDD242	DD	391,664.7	9,658,898.0	1,221	126	-60	250.80	257.53	6.73	1.61	Msz	Mineralised Shear zone with strong alteration
							298.06	299.88	1.82	0.51	Msz	Shear zone with Mild alteration
BMDD243	DD	391,666.0	9,658,772.0	1218.50	126	-60	75.49	79.25	3.76	1.14	Msz	Shear zone with Mild alteration
							83.42	85.07	1.65	0.56	Msz	Shear zone with Mild alteration
							85.97	89.37	3.40	1.18	Msz	Mineralised Shear zone with strong alteration
							101.54	109	7.46	1.76	Msz	Mineralised Shear zone with strong alteration
							113	117	4.00	1.16	Msz	Mineralised Shear zone with strong alteration
							141	145.53	4.53	0.26	Msz	Shear zone with Mild alteration
							224	227.07	3.07	1.99	Msz	Mineralised Shear zone with strong alteration
							241.33	244	2.67	0.99	Msz	Shear zone with Mild alteration
BMDD244	DD	391,656.0	9,658,717.0	1217.67	126	-60	129.50	134	4.50	1.96	Msz	Mineralised Shear zone with strong alteration
BMDD246	DD	391,662.5	9,659,071.8	1225.99	126	-57	191.70	203.97	12.27	1.90	Msz	Mineralised Shear zone with strong alteration
BMDD247	DD	391,634.0	9,659,092.0	1215.74	126	-60	319.14	322	2.86	0.93	Msz	Shear zone with Mild alteration
BMDD248	DD	391,071.7	9,657,425.0	1213.71	306	-58	143.00	146	3.00	0.62	Msz	Shear zone with Mild alteration
							179.49	182	2.51	0.46	Msz	Shear zone with Mild alteration

* Refer to Endnote 2 for sampling protocols

45

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRX GOLD

Management's Discussion and Analysis
August 31, 2022

Figure 6: Long section of Buckreef Main Zone (View to the West) Showing 1 Meter Composite Values and Technical Report Pit Outline. Exploration to the NE of the Main Zone is Highlighted


S
N
Open
Open
Open
Open
BMRCD308: 50.0m
@ 1.8 g/t

Figure 7: NE Buckreef Main Zone Exploration Target Highlighted and in Relation to the Anfield Zone


North East Extension
BR West
Main Zone
Eastern Porphyry
Anfield
Bingwa
Tembo
open
open
LEGEND
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP

46

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 47 Management’s Discussion and Analysis August 31, 2022 Figure 8: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Northeast Extension

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRX GOLD

Management's Discussion
and Analysis
August 31, 2022

Sulphide Development Project – Preliminary Metallurgical Results and Ongoing Work

During the year, the Company. working with Ausenco, revised and elaborated the RFP process (for the metallurgical variability study), including studies for dry stack tailing parameters. The Company has identified a number of global laboratories to complete this work to undertake which will encompass the first 5-7 years of production from the sulphide mine and processing operations at Buckreef Gold. This study will build on the prior work of SGSC on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve.

SGS Lakefield was previously retained to complete initial metallurgical test work at their Lakefield, Ontario facility on the sulphide component of the mineral resource, this work was completed in 2021. As part of the initial (2021) study, three diamond core samples taken from the fresh rock ('sulphide' mineral resource) of the Buckreef Gold deposit were submitted to SGS Lakefield for the study.

The study highlights include:

- The following intercepts and gold recoveries have been confirmed in the report:
  - ✓MC01: 0.54 g/t Au over 78.88 meters – **94.1%**
  - ✓MC02: 19.4 g/t Au over 27.99 meters – **95.4%**
  - ✓MC03: 1.71 g/t Au over 52.53 meters – **85.3%**
- A straightforward flowsheet consisting of:
  - ✓Primary grinding to P80 = ~100-150 µm
  - ✓Rougher flotation
  - ✓Regrind of the rougher concentrate to ~15-20 µm (P80)
  - ✓Cyanide leaching of the reground flotation concentrate
  - ✓Cyanide leaching of the flotation tailing
- No refractory association of gold with arsenic sulphide was detected;
- The samples tested did not exhibit any preg-robbing or other refractory characteristics;
- Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and
- Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

48

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRX GOLD

Management's Discussion and Analysis
August 31, 2022

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

Buckreef Main Metallurgy samples

Hole ID	Hole Type	Composite ID	Drill Holes Location					Sample Depth		Width (m)	Grade (g/t)	Recovery%	Comment
			Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMMT001	DD	MC01	391562.00	9658608.00	1220.00	303	-72	77.50	156.80	78.88	0.54	94.1	Partial to completely altered mineralised shear zone 5% quartz veining
BMMT002	DD	MC02	391320.00	9658036.00	1223.00	307	-69	239.9	267.89	27.99	19.4	95.4	Partial to completely altered mineralised shear zone
BMMT003	DD	MC03	391593.00	9658358.00	1217.00	310	-63	222.81	275.34	52.53	1.71	85.3	Partial to completely altered mineralised shear zone With graphitic altered fractutured surfaces

The sample chain of custody was managed by SGS Tanzania team, as per local sample export regulations. Reported results are from composite diamond drilled core samples. Intervals of core for metallurgical testwork analyzed are full HQ core size. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by screened metallics assaying protocols.

Interval represents drilled length in meters, and not true width

Sample Preparation and analysis are performed by independent SGS (Lakefield) Laboratory, Ontario, Canada

The samples were extracted as fresh drill core from areas/zones with known lithologies from within the current project's open pit limit. The samples were selected by TRX Gold and confirmed by the SGS geological services group that worked together doing the metallurgical sample selection. The investigation included ore characterization, comminution, mineralogy, head analyses, and potential for gold preg-robbing, and evaluated the amenability of the three samples to two primary processing flowsheet options, that incorporate comminution (crushing and grinding), gravity separation, flotation and cyanidation unit operations.

Metallurgical testing for the sulphide development project has moved to variability testing of the first 5-7 years of production and will continue throughout 2022 including tailing characteristics for dry stack tailings. Geotechnical and groundwater work will continue on identified areas (i.e. plant, tailings, waste rock storage facility). To date, a total of 19 holes (2,367 meters) have been completed for the metallurgical program. These metallurgical sample holes have been logged and are in preparation for shipment. Similar to the initial metallurgical test work, the samples will be analyzed for:

- Overall gold recoveries;
- Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);
- Any pregnant solution robbing or refractory mineralogy;
- Acid Mine Drainage (if any) characteristics; and
- Dry stack tailings characteristics.

An RFP for this study was submitted to various laboratories during Q3 2022 and the RFP process is nearing completion. It is anticipated that the metallurgical testing will commence in Q2 2023.

49

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 50 Management’s Discussion and Analysis August 31, 2022 Fourth Quarter and Year Ended 2022 Financial Highlights For the three months ended August 31 , 2022 , Buckreef Gold produced and sold 3 , 619 and 3 , 363 ounces of gold, respectively – both quarterly records for the Company . For the twelve months ended August 31 , 2022 , Buckreef Gold produced and sold 8 , 874 and 8 , 598 ounces of gold, respectively, following successful commissioning of the 360 tpd plant during the year . During the year, effective for the three months ended February 28 , 2022 , the Company early adopted the IAS 16 , Property Plant and Equipment (PP&E) amendment which prohibits the deduction from the cost of PP&E any proceeds received from the sales produced while bringing the asset to the condition intended by management . Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statements of Earnings and Comprehensive Income (Loss) . Following early adoption of IAS 16 , the Company recognized revenue on the Statements of Earnings and Comprehensive Income (Loss) of $ 6 . 0 million for the three months ended August 31 , 2022 and $ 15 . 1 million for the twelve months ended August 31 , 2022 . Cost of sales, which includes production costs, royalties and depreciation, was $ 1 . 9 million generating a strong gross profit margin of $ 4 . 1 million or 69 % during Q 4 2022 , and a net loss of $ 2 . 4 million . During the twelve months ended August 31 , 2022 , cost of sales was $ 5 . 7 million generating a gross profit margin of $ 9 . 4 million or 62 % and a net loss of $ 2 . 3 million The quarterly sales record ( 3 , 363 ounces) generated positive operating cash flow of $ 2 . 4 million in Q 4 2022 . For the twelve months ended August 31 , 2022 , the Company generated $ 3 . 0 million of operating cash flow - the first year of positive operating cash flow in the Company’s history . Positive operating cash flow will be used to fund value creating activities, including exploration and advancing the sulphide development project . At August 31 , 2022 the Company had a cash balance of $ 8 . 5 million and a working capital surplus of $ 5 . 4 million after adjusting for current liabilities which will only be settled by issuing equity . Capital Expenditures During the three months ended August 31 , 2022 the Company incurred a total of $ 3 . 1 million in cash capital expenditures . Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter . Net additions during Q 4 2022 primarily included capital expenditures related to expansion of the processing plant to 1 , 000 + tpd ( $ 1 . 7 million), including tank agitators, mill drives, liners, motors, cyclones, impact crushers, submersible pumps, steel beams, plates and engineering and technical support related to mill design and construction . Additionally, during the quarter the Company capitalized costs for development drilling related to the diamond drill program with STAMICO ( $ 0 . 9 million), pre - stripping mine development activity with FEMA ( $ 0 . 4 million) and TSF design work ( $ 0 . 4 million) . During the twelve months ended August 31 , 2022 , the Company incurred a total of $ 11 . 6 million in cash capital expenditures . Net additions during the year primarily included capital expenditures related to expansion of the processing plant to 360 tpd ( $ 1 . 6 million), followed by the expansion to 1 , 000 + tpd ( $ 3 . 9 million), development drilling related to the diamond drill program with STAMICO ( $ 3 . 7 million), pre - stripping mine development activity with FEMA ( $ 0 . 7 million) and TSF design work ( $ 1 . 0 million) and costs related to procurement and implementation of a new enterprise resource planning software tool at Buckreef Gold ( $ 0 . 2 million) .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 51 Management’s Discussion and Analysis August 31, 2022 Selected Financial Information The following information has been extracted from the Company’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), for the three and twelve months ended August 31 , 2022 and the years ended August 31 , 2021 and 2020 . Financial Results Three months ended August 31, 2022 Revenue For the three months ended August 31 , 2022 , the Company recognized revenue of $ 6 . 0 million . Note that the financial statements for the comparable period do not present revenue, cost of sales or gross profit as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28 , 2022 financial statements . Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures . During the period, the Company sold 3 , 363 ounces of gold at a realized price 1 of $ 1 , 792 per ounce . As at and for the three months ended As at and for the twelve months ended As at and for the year ended As at and for the year ended $(000's) August 31, 2022 August 31, 2022 August 31, 2021 August 31, 2020 Net loss and comprehensive loss attributable to shareholders (4,207) (6,216) (4,004) (12,145) Basic loss per share (0.02) (0.02) (0.02) (0.07) Diluted loss per share (0.02) (0.02) (0.02) (0.07) Total assets 71,845 71,845 56,518 38,139 Total long term financial liabilities 3,436 3,436 2,681 2,680 2022 2021 Revenue $ 6,028 $ - Cost of sales (1,885) - Gross profit 4,143 - General and administrative expense (2,750) (4,550) Financial instrument related cost and other (3,443) 733 Reclamation expense (34) (3) Loss on disposal of assets (10) (1) Foreign exchange (80) 305 Interest, net and other expense 1 (1) Current income tax expense (177) - Net earnings (loss) and comprehensive income (loss) $ (2,350) $ (3,517) Net earnings (loss) and comprehensive income (loss) attributable to non - controlling interests 1,857 (79) Net earnings (loss) and comprehensive income (loss) attributable to shareholders (4,207) (3,438) Three months ended August 31

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 52 Management’s Discussion and Analysis August 31, 2022 Cost of sales Cost of sales for the three months ended August 31 , 2022 was $ 1 . 9 million and is comprised of production costs, (including mining, processing, site services and site general and administrative costs), royalties and depreciation . Assets are depreciated on a straight - line basis over their useful life or depleted on a units - of - production basis over the reserves to which they relate . During the period, the Company recorded cash costs 1 of $ 560 per ounce, below guidance, mainly due to a build - up of inventory stockpiles in Q 4 2022 . General and administrative expense During the three months ended August 31 , 2022 , the Company recorded general and administrative expense of $ 2 . 8 million compared to $ 4 . 6 million for the previous year comparable period, mainly due to a decrease in share based expense . During the year ended August 31 , 2021 , the Company granted equity based compensation to certain key management personnel in connection with their employment contracts . The fair value of the equity based compensation granted was recorded on a cumulative basis during Q 4 2021 based on the terms of employment contracts . Financial instrument related cost and other During the three months ended August 31 , 2022 , the Company had a financial instrument related loss of $ 3 . 4 million compared to a gain of $ 0 . 7 million in the prior year period mainly due to a loss on revaluation of derivative warrant liabilities . The loss on revaluation of derivative warrant liabilities was principally due to an increase in the share price using the Black Scholes option pricing model (Q 4 2022 - $ 0 . 48 , Q 4 2021 - $0.41). Foreign Exchange During the three months ended August 31 , 2022 , the Company had a foreign exchange loss of $ 0 . 1 million compared to a gain of $ 0 . 3 million in the prior year period . The variance compared to the prior period was primarily due to the cumulative adjustment arising from the Company changing its presentation currency from Canadian dollars to US dollars during the year ended August 31 , 2021 . Current income tax expense Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year . During the three months ended August 31 , 2022 , the Company recorded net income at Buckreef Gold and recognized a current income tax payable of $ 0 . 2 million (August 31 , 2021 - $ nil) based on current Tanzanian statutory tax rates . Net earnings (loss) and comprehensive earnings (loss) The Company reported a net loss for the three month period ended August 31 , 2022 of $ 2 . 4 million (basic and diluted loss per share of $ 0 . 02 , respectively), compared to a net loss of $ 3 . 5 million in the prior year period (basic and diluted earnings per share of $ 0 . 01 , respectively) . The decrease in the net loss is primarily the result of an increase in gross profit of $ 4 . 1 million following sales of $ 6 . 0 million and cost of sales of $ 1 . 9 million during Q 4 2022 . This, combined with a decrease in general and administrative expense ( $ 1 . 8 million) due to lower share based expense versus the prior year period was partially offset by a loss on financial instruments versus a gain in the prior comparative period, mainly related to a loss on revaluation of derivative warrant liabilities in the current period, and income tax expense of $ 0 . 2 million following recognition of net income at Buckreef Gold .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 53 Management’s Discussion and Analysis August 31, 2022 Twelve months ended August 31, 2022 Revenue Revenue for the twelve months ended August 31 , 2022 was $ 15 . 1 million following early adoption of the IAS 16 amendment in Q 2 2022 . Gold sales prior to Q 2 2022 were capitalized to exploration and evaluation assets and expenditures . During the period, the Company sold 8 , 598 ounces of gold at a realized price 1 of $ 1 , 756 per ounce . Cost of sales Cost of sales for the twelve months ended August 31 , 2022 were $ 5 . 7 million following early adoption of IAS 16 in Q 2 2022 . Costs of sales prior to Q 2 2022 were capitalized to exploration and evaluation assets and expenditures . During the period, the Company recorded cash costs 1 of $ 665 per ounce, below guidance, mainly due to a build - up of inventory stockpiles combined with lower mining costs and lower processing costs during the year . General and administrative expense During the twelve months ended August 31 , 2022 , the Company recorded general and administrative expenses of $ 8 . 9 million compared to $ 9 . 7 million for the prior year . The decrease in general and administrative expense was mainly due to a reduction in professional and consulting fees and reclassification of certain salaries and benefits related to Buckreef Gold operations that were recorded in cost of sales as a result of adoption of IAS 16 during the year ended August 31 , 2022 . This was partially offset by an increase in insurance premiums related to Directors and Officers insurance and an increase in share based expense ( 2022 - $ 3 . 1 million, 2021 - $ 2 . 9 ) related to equity based compensation granted to employees and management of the Company during the year in connection with the Omnibus Equity Incentive Plan . 2022 2021 Revenue $ 15,094 $ - Cost of sales (5,715) - Gross profit 9,379 - General and administrative expense (8,920) (9,696) Financial instrument related cost and other (2,328) 4,659 Reclamation expense (134) (134) Loss on disposal of assets (36) (27) Foreign exchange 167 (78) Interest, net and other expense (14) (7) Current income tax expense (436) - Net loss and comprehensive loss $ (2,322) $ (5,283) Net earnings (loss) and comprehensive income (loss) attributable to non - controlling interests 3,894 (1,279) Net loss and comprehensive loss attributable to shareholders (6,216) (4,004) Twelve months ended August 31

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 54 Management’s Discussion and Analysis August 31, 2022 Financial instrument related cost and other During the twelve months ended August 31 , 2022 , the Company had a financial instrument related loss of $ 2 . 3 million compared to a gain of $ 4 . 7 million in the prior year period . The variance compared to the prior period was primarily due to a loss on revaluation of derivative warrant liabilities . The loss on revaluation of derivative warrant liabilities was mainly related to an increase in the Company share price using the Black Scholes option pricing model . Current income tax expense Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year . During the twelve months ended August 31 , 2022 , the Company recorded net income at its Buckreef Gold Project and recognized a current income tax payable of $ 0 . 4 million (August 31 , 2021 - $ nil) based on current Tanzanian statutory tax rates . Net loss and comprehensive loss The Company reported a net loss for the twelve months ended August 31 , 2022 of $ 2 . 3 million (basic and diluted loss per share of $ 0 . 01 , respectively), compared to a net loss of $ 5 . 3 million in the prior year (basic and diluted loss per share of $ 0 . 02 , respectively) . The decrease in the net loss is primarily the result of an increase in gross profit of $ 9 . 4 million following Buckreef Gold revenues of $ 15 . 1 million and cost of sales of $ 5 . 7 million during the year, combined with a decrease in general and administrative expense ( $ 0 . 8 million) . This was partially offset by an increase in financial instrument related costs due to a loss on revaluation of derivative warrant liabilities in the current period (August 31 , 2022 : $ 2 . 3 million) versus a gain in the prior comparative period (August 31 , 2021 : $ 4 . 7 million) and an increase in income taxes payable ( $ 0 . 4 million) based on Tanzanian statutory tax rates . Summary of Quarterly Results ($(000's), except per share amounts) US$ unless otherwise stated 2022 Q4 2022 Q3 2022 Q2 2022 Q1 2021 Q4 2021 Q3 2021 Q2 2021 Q1 Earnings (loss) and comprehensive income (loss) (2,350) 3,188 (1,002) (2,158) (3,517) 33 (164) (1,635) Net earnings (loss) and comprehensive (income ) loss attributable to: Non - controlling interests 1,857 1,217 956 (136) (79) (483) (197) (520) Common shareholders (4,207) 1,971 (1,958) (2,022) (3,438) 516 33 (1,115) Earnings (loss) and comprehensive income (loss) (2,350) 3,188 (1,002) (2,158) (3,517) 33 (164) (1,635) Liquidity and Capital Resources At August 31 , 2022 the Company had $ 8 . 5 million of cash (August 31 , 2021 - $ 13 . 4 million) and working capital of $ 5 . 4 million after adjusting for current liabilities which will only be settled by issuing equity of the Company (August 31 , 2021 - $ 10 . 1 million) . Subsequent to August 31 , 2022 , working capital has improved substantially due to a reduction in Accounts Payable following commissioning of the 1 , 000 + tpd processing plant . The decrease in cash of $ 5 . 0 million over the year ended August 31 , 2021 was primarily due to an increase in capital expenditures related to the final commissioning of the 360 tpd processing plant and capital expenditures related to the construction of an expanded 1 , 000 + tpd processing plant, which was commissioned in calendar Q 3 2022 . Capital was also utilized to fund exploration related to the diamond drilling program with STAMICO, construction of a tailings storage facility (TSF) as well as other general mining, processing and operating expenses at Buckreef Gold . The decrease in cash related to the increase

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 55 Management’s Discussion and Analysis August 31, 2022 poured 3 , 619 ounces of gold (Q 3 2022 : 2 , 733 ) and sold 3 , 363 ounces of gold (Q 3 2022 : 3 , 033 ), both new records for Buckreef Gold . The rapid advance of production has resulted in Buckreef Gold and TRX Gold being operating cash flow positive, the first year in the Company’s history . As of August 31 , 2022 , the Company has accumulated losses of $ 123 . 7 million since inception (August 31 , 2021 – $ 117 . 5 million) . To help supplement the Company’s liquidity and to fund productivity enhancing purchases, during the year (Q 4 2022 ) the Company announced that its operating subsidiary, Buckreef Gold Corporation Limited, has entered into a pre - paid gold purchase agreement with a contract price totaling US $ 5 million with OCIM Metals & Mining SA . The total contract price was made available to Buckreef Gold in tranches with a $ 2 . 5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option . Tranche 1 in this non - dilutive financing includes a 6 - month grace period and a repayment period over the following 12 months as quarterly deliveries of a pre - determined quantity of gold . The Company intends to use these proceeds on an opportunistic basis and provides the flexibility to make value accretive equipment purchases, and to expedite exploration and sulphide development programs at Buckreef Gold . Also during the year (Q 2 2022 ), TRX Gold successfully closed a registered direct offering with a single institutional investor for net proceeds of approximately $ 6 . 4 million, providing the Company with additional liquidity to help fund acceleration of its business plan . The registered direct offering was for the purchase and sale of 17 , 948 , 718 of the Company’s common shares at a purchase price of $ 0 . 39 per share . The Company also issued to the investor warrants to purchase up to an aggregate of 17 , 948 , 718 common shares with an exercise price of $ 0 . 44 . In addition, to provide the Company with access to supplementary liquidity, during the year (Q 2 2022 ) TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) . This agreement provides TRX Gold with the right to sell up to $ 10 million of its shares to Lincoln Park over a 36 - month period at its sole discretion . TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset . To date, TRX Gold has made no sales of common shares to Lincoln Park . Commitments In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees . As at August 31 , 2022 these licenses remained in good standing and the Company is up to date on license payments . Contingencies The Company is involved in litigation and disputes arising in the normal course of operations . Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations . Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued . Off - Balance Sheet Arrangements The Company has no off - balance sheet arrangements. Transactions with Related Parties The Company may enter into related party transactions that are in the normal course of business . Transactions with Related Parties disclosure can be found in Note 19 of the 2022 Audited Consolidated Financial Statements for the twelve months ended August 31 , 2022 .

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 56 Management’s Discussion and Analysis August 31, 2022 Omnibus Equity Incentive Plan Effective June 26 , 2019 , the Company adopted the Omnibus Equity Incentive Plan dated June 26 , 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16 , 2019 , subsequently updated and approved by the shareholders on February 25 , 2022 . The purposes of the Omnibus Plan are : (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees ; (b) to reward such persons for their sustained contributions ; and (c) to encourage such persons to consider the long - term corporate performance of the Company . The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40 - F Annual Report for the year ended August 31 , 2022 , and the Information Circular dated January 21 , 2022 , filed on SEDAR on January 27 , 2022 . The Omnibus Plan provides for the grant of other share - based awards to participants (“Other Share - Based Awards”), which awards would include the grant of common shares . All Other Share - Based Awards will be granted by an agreement evidencing the Other Share - Based Awards granted under the Omnibus Plan . Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10 % of the aggregate number of common shares outstanding from time to time on a non - diluted basis ; provided that the acquisition of common shares by the Company for cancellation shall not constitute non - compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation . For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan included with the Form 40 - F Annual Report . The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan . Changes in Accounting Polices and Critical Accounting Estimates and Judgements Significant accounting policies as well as any changes in accounting policies are discussed in Note 2 “Basis of Preparation”, Note 3 “Significant Accounting Policies” and Note 4 “Significant Accounting Judgments, Estimates and Assumptions” of the Company’s Audited Consolidated Financial Statements for the year - ended August 31 , 2022 . Financial Instruments and Financial Risk Management For details of the Company’s financial instruments, risk exposures relating to financial instruments and sensitivity analysis, refer to Note 24 of the Company’s Audited Consolidated Financial Statements for the year - ended August 31 , 2022 .

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRX GOLD

Management's Discussion
and Analysis
August 31, 2022

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. It may not be comparable to information in other gold producers' reports and filings.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended August 31, 2022	Twelve Months Ended August 31, 2022
Revenue per financial statements	$ 6,028	$ 15,094
Ounces of gold sold	3,363	8,598
Average realized price gold sold	**$ 1,792**	**$ 1,756**

Cash costs per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers' reports and filings. The following table provides a reconciliation of total cash costs per ounce of gold sold to cost of goods sold per the financial statements for the three and twelve months ended August 31, 2022.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended August 31, 2022	Twelve Months Ended August 31, 2022
Cost of sales per financial statements	$ 1,885	$ 5,715
Ounces of gold sold	3,363	8,598
Cash costs per ounce of gold sold	**$ 560**	**$ 665**

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers' reports and filings. Adjusted EBITDA is presented as a supplemental measure of the company's performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

57

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRX GOLD

Management's Discussion and Analysis August 31, 2022

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

- Unrealized gain/loss on derivative warrant liabilities;
- Unrealized gain/loss on convertible debentures;
- Accretion related to the provision for reclamation; and
- Amortization of share-based compensation expense.

The following table provides a reconciliation of net loss and comprehensive net loss to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2022.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended August 31, 2022	Three Months Ended August 31, 2021	Twelve Months Ended August 31, 2022	Twelve Months Ended August 31, 2021
Net loss and comprehensive loss per financial statements	($2,350)	($3,517)	($2,322)	($5,283)
Add:				
Depreciation	(50)	84	122	286
Interest, net of other expenses	(1)	1	14	7
Income tax expense	177	-	436	-
Reclamation expense	34	3	134	134
Change in fair value of derivative warrant liabilities	3,443	(28)	2,035	(6,232)
Change in fair value of convertible debentures	-	(3)	-	901
Share based expense	988	808	3,113	2,933
Adjusted EBITDA	**$ 2,241**	**($2,652)**	**$ 3,532**	**($7,254)**

The Company has included "average realized price per ounce of gold sold", "cash costs per ounce of gold sold" and "Adjusted EBITDA" as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company's operational performance. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

58

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 59 Management’s Discussion and Analysis August 31, 2022 Disclosure of Outstanding Share Data As at the date of this MD&A, there were 276 , 146 , 184 common shares outstanding, 41 , 970 , 074 share purchase warrants outstanding, 1 , 855 , 276 RSUs outstanding, nil PSUs/DSUs outstanding, and 12 , 711 , 000 stock options outstanding . Risks Factors The Company is subject to a number of extraneous risk factors over which it has no control . These factors are common to most mineral exploration and development companies and include, among others : project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk . For further details on the risk factors affecting the Company, please see the Company’s Form 40 - F Annual Report for the year ended August 31 , 2022 filed with the SEC on November 29 , 2022 and on SEDAR as the Company’s Annual Information Form on November 29 , 2022 . Internal Control Over Financial Reporting (“ICFR”) Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13 a - 15 (f) under the Securities and Exchange Act of 1934 . The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31 , 2022 . In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 ”) . This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation . Based on this evaluation, Management concluded that ICFR was not effective for the year ended August 31 , 2022 due to the following material weaknesses : (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework and (ii) lack of timely review and approval of certain journal entries and reconciliations . Remediation of Material Weaknesses The control deficiencies described above were concluded on by management during the year ended August 31 , 2022 . The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue . During the year ended August 31 , 2022 , the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively . The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following :  Engaged a third - party service provider to design and implement an enhanced internal control environment framework . During the year, the Company developed a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment . The Company also developed narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third - party IT services provider within all key business cycles . Management has been proactive in implementing the newly designed internal control framework and is remediating any

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 60 Management’s Discussion and Analysis August 31, 2022  Built an experienced Buckreef Finance team with several internal personnel changes, including a new site Finance Manager and site Finance Superintendent, to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process .  Hired a new VP Finance and Corporate Controller with extensive IFRS experience to further supplement review and approval of journal entries and reconciliations, and to improve the Company’s financial reporting close process and reporting of the Company’s financial results and disclosures . This also includes preparation of formal accounting memorandums to support our conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues .  The Company implemented a new enterprise resource planning (ERP) system subsequent to August 31 , 2022 to help automate certain reconciliations and manual processes and to increase the efficiency of the financial statement review process . It is also expected to eliminate risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations . The Company will continue to expand on the use of the software tool to help manage month - end and quarter - end activities . During the year ended August 31 , 2022 , the Company worked with a third - party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified above . However, as at August 31 , 2022 , the Company has been unable to complete this implementation by the required reporting date due to limited time and resources . Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company . It is the Company’s intention to remediate the material weakness by engaging a third party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of fiscal 2023 . Additional Information The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX” . Additional information about the Company and its business activities is available on SEDAR at www . sedar . com ; with the SEC at sec . gov ; and the Company’s website at www . TRXgold . com . Approval The Board of Directors of TRX Gold Corporation has approved the disclosure contained in the year - end MD&A . A copy of this year - end MD&A will be provided to anyone who requests it . It is also available on the SEDAR website at www . sedar . com

M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S 61 Management’s Discussion and Analysis August 31, 2022 Endnotes 1 Refer to “Non - IFRS Performance Measures” section. 2 Notes Regarding Sample Protocol QA/QC : The sample chain of custody is managed by the Buckreef Gold geology team on site . Reported results are from diamond drilled core samples . Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses . Diamond drilled core has been a HQ size and recoveries are consistently 100 % across all drill holes intercept reported . Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program . The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream . Gold analyses are performed by standard fire assaying protocols using a 50 - gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne . Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania . SGS Laboratory is ISO 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting . The results summarized in this MD&A are from Buckreef Main Zone NEE prospect . The prospect is an extension of the known Buckreef Main Zone . The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the North east . The intersections reported here are a down - hole length and may not represent true width, however the true width is estimated to be between 50% - 60 % of the length .

62 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING The accompanying consolidated financial statements of TRX Gold Corporation, were prepared by management in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) . Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances . The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements . Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that : (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements ; and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements . The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information . An Audit Committee assists the Board of Directors in fulfilling this responsibility . The Audit Committee meets with management to review the internal controls over the financial reporting process . The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report . The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements . The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders . Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities . “Stephen Mullowney” Stephen Mullowney Chief Executive Officer “Michael P. Leonard” Michael P. Leonard Chief Financial Officer

63 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13 a - 15 (f) under the Securities and Exchange Act of 1934 . The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31 , 2022 . In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 ”) . This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation . Based on this evaluation, Management concluded that ICFR was not effective for the year ended August 31 , 2022 due to the following material weaknesses : (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework and (ii) lack of timely review and approval of certain journal entries and reconciliations . Remediation of Material Weaknesses The control deficiencies described above were concluded on by management during the year ended August 31 , 2022 . The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue . During the year ended August 31 , 2022 , the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively . The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following :  Engaged a third - party service provider to design and implement an enhanced internal control environment framework . During the year, the Company developed a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment . The Company also developed narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third - party IT services provider within all key business cycles . Management has been proactive in implementing the newly designed internal control framework and is remediating any identified control gaps .  Built an experienced Buckreef Finance team with several internal personnel changes, including a new site Finance Manager and site Finance Superintendent, to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process .  Hired a new VP Finance and Corporate Controller with extensive IFRS experience to further supplement review and approval of journal entries and reconciliations, and to improve the Company’s financial reporting close process and reporting of the Company’s financial results and disclosures . This also includes preparation of formal accounting memorandums to support our conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues .  The Company implemented a new enterprise resource planning (ERP) system subsequent to August 31 , 2022 to help automate certain reconciliations and manual processes and to increase the efficiency of the financial statement review process . It is also expected to eliminate risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations . The Company will continue to expand on the use of the software tool to help manage month - end and quarter - end activities .

64 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N During the year ended August 31 , 2022 , the Company worked with a third - party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified above . However, as at August 31 , 2022 , the Company has been unable to complete this implementation by the required reporting date due to limited time and resources . Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company . It is the Company’s intention to remediate the material weakness by engaging a third - party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of fiscal 2023 .

65 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N Report of Independent Registered Public Accounting Firm To the shareholders and the board of directors of TRX Gold Corporation Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of TRX Gold Corporation (the "Company") as of August 31 , 2022 and 2021 , the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements") . In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31 , 2022 and 2021 and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board . Report on Internal Control Over Financial Reporting We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31 , 2022 , based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29 , 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses . Basis for Opinion These financial statements are the responsibility of the Company's management . Our responsibility is to express an opinion on the Company's financial statements based on our audits . We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U . S . federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB . We conducted our audits in accordance with the standards of the PCAOB . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud . Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks . Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements . Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements . We believe that our audits provide a reasonable basis for our opinion . Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and : (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments . The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates .

66 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N Critical Audit Matter How the Matter was Addressed in the Audit Assessment of Mineral property, plant and equipment for potential impairment indicators As described in Note 9 to the financial statements, the carrying value of exploration and evaluation assets at the time of transition to development stage was $ 40 , 563 , 000 and in Note 8 mineral property, plant and equipment had a carrying value of $ 51 , 634 , 000 as at August 31 , 2022 . As discussed in Note 3 to the financial statements the carrying value of mineral property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment . We identified the assessment of mineral property, plant and equipment for potential impairment indicators as a critical audit matter due to the materiality of the balance, the high degree of auditor judgment and an increased level of effort when performing audit procedures to evaluate the reasonableness of management’s assumptions in determining whether indicators of impairment are present . Specifically, significant judgement was required to evaluate the future gold prices and the mineral reserves and mineral resources, on which the assumptions for recoverable production are based and considered other factors of recoverability . The primary procedures we performed to address this critical audit matter included:  Evaluated the effectiveness of the Company’s identification of significant events or changes in circumstances that have occurred indicating the underlying Tanzanian property and equipment may not be recoverable by performing an independent assessment ;  Critically evaluated the appropriateness of the methodology used by management to determine the recoverable amount ;  Assessed the Company’s future business plans for the mineral property, plant and equipment ;  Evaluated the consistency of management’s key assumptions with evidence obtained in other areas of the audit, including comparing metal price forecasts to third party data ; and  Evaluated the disclosures in the financial statements . DALE MATHESON CARR - HILTON LABONTE LLP CHARTERED PROFESSIONAL ACCOUNTANTS We have served as the Company’s auditor since 2016 Vancouver, Canada November 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and the Board of Directors of TRX Gold Corporation Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of TRX Gold Corporation and subsidiaries (the “Company”), as of August 31 , 2022 , based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) . In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31 , 2022 , based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO . We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States), the consolidated financial statements as of and for the year ended August 31 , 2022 of the Company and our report dated November 29 , 2022 , expressed an unqualified opinion on those financial statements . Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting . Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit . We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U . S . federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB . We conducted our audit in accordance with the standards of the PCAOB . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects . Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances . We believe that our audit provides a reasonable basis for our opinion . Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles . A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company ; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company ; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements . Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements . Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate . 67 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N

68 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N Material Weaknesses A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis . The following material weaknesses have been identified and included in management’s assessment : Management identified material weaknesses in the Company’s overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected five components of the internal control as defined by COSO (control environment, risk assessment, control activities, information and communication, and monitoring) . Management did not design and maintain effective controls over the following, each of which is a material weakness : (a) The Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework and (b) Lack of timely review and approval of certain journal entries and reconciliations These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended August 31 , 2022 , of the Company, and this report does not affect our report on such financial statements . DALE MATHESON CARR - HILTON LABONTE LLP CHARTERED PROFESSIONAL ACCOUNTANTS Vancouver, Canada November 29, 2022

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Consolidated Statements of Financial Position
(Expressed in Thousands of US Dollars)

As at August 31,	2022	2021
Assets		
Current Assets		
Cash	$ 8,476	$ 13,447
Amounts receivable *(Note 5)*	40	460
Other receivable *(Note 13)*	2,500	-
Prepaid and other assets *(Note 6)*	1,206	332
Inventory *(Note 7)*	3,630	1,179
	15,852	15,418
Other long-term asset *(Note 5)*	4,359	-
Mineral property, plant and equipment *(Note 8)*	51,634	2,482
Exploration and evaluation assets and expenditures *(Note 9)*	-	38,618
	$ 71,845	$ 56,518
Liabilities		
Current Liabilities		
Amounts payable and accrued liabilities *(Notes 10 and 19)*	$ 7,920	$ 5,263
Withholding tax payable	181	-
Income tax payable *(Note 11)*	436	-
Current portion of deferred revenue *(Note 13)*	1,864	-
Derivative warrant liabilities *(Note 12)*	6,849	2,149
	17,250	7,412
Deferred revenue *(Note 13)*	621	-
Provision for reclamation *(Note 27)*	2,815	2,681
	20,686	10,093
Shareholders' equity		
Share capital *(Note 14)*	163,946	158,129
Share based payment reserve *(Note 15)*	6,825	5,680
Warrants reserve *(Note 17)*	1,700	1,606
Accumulated deficit	(123,673)	(117,457)
Equity attributable to owners of the Company	48,798	47,958
Non-controlling interests *(Note 18)*	2,361	(1,533)
Total shareholders' equity	51,159	46,425
	$ 71,845	$ 56,518

Approved by the Board of Directors
Original signed by:
Stephen Mullowney, Chief Executive Officer

Michael P. Leonard, Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements

5

69

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Thousands of US Dollars, except per share amounts)

For the year ended August 31,		2022		2021
Revenues				
Precious metal sales *(Notes 20 and 25)*	$	**15,094**	$	-
Cost of sales				
Production costs (1)		**(4,471)**		-
Royalty		**(1,122)**		-
Depreciation		**(122)**		-
Total cost of sales		**(5,715)**		-
Gross profit		**9,379**		-
General and administrative expense *(Notes 19 and 21)*		**(8,920)**		(9,696)
Financial instrument related cost and other *(Note 22)*		**(2,328)**		4,659
Reclamation expense *(Note 27)*		**(134)**		(134)
Loss on disposal of assets		**(36)**		(27)
Foreign exchange		**167**		(78)
Interest, net and other expense		**(14)**		(7)
Net loss before tax		**(1,886)**		(5,283)
Income tax expense *(Note 11)*		**(436)**		-
Net loss and comprehensive loss	$	**(2,322)**	$	(5,283)
Net income (loss) and comprehensive income (loss) attributable to:				
Non-controlling interest *(Note 18)*	$	**3,894**	$	(1,279)
Common shares shareholders		**(6,216)**		(4,004)
	$	**(2,322)**	$	(5,283)
Net loss per share attributable to shareholders of the Company *(Note 14)*:				
Basic and diluted	$	**(0.02)**	$	(0.02)
Weighted average number of shares outstanding *(Note 14)*:				
Basic		**266,999,724**		232,208,260
Diluted		**266,999,724**		232,208,260

Note:
(1) Exclusive of depreciation, which is shown separately.

The accompanying notes are an integral part of these consolidated financial statements

70

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Consolidated Statements of Changes in Equity
(Expressed in Thousands of US Dollars)

	Share Capital		Reserves					
	Number of Shares	Amount	Share based payments	Warrants	Accumulated deficit	Owner's equity	Non-controlling interests	Total equity
Balance at August 31, 2020	**199,975,122**	**$ 135,100**	**$ 2,748**	**$ 728**	**$ (113,453)**	**$ 25,123**	**$ (254)**	**$ 24,869**
Issued for cash, net of share issue costs	38,477,666	23,226	-	-	-	23,226	-	23,226
Share based compensation - common shares	-	-	2,933	-	-	2,933	-	2,933
Warrants issued *(Note 17)*	-	(8,710)	-	878	-	(7,832)	-	(7,832)
Issued for settlement of convertible debentures	12,150,447	7,015	-	-	-	7,015	-	7,015
Shares issued for settlement of debts related to convertible and gold loans	4,266,321	1,497	-	-	-	1,497	-	1,497
Options exercised *(Note 15)*	1,000	-	-	-	-	-	-	-
Transfer of reserve on exercise of options	-	1	(1)	-	-	-	-	-
Net loss for the period	-	-	-	-	**(4,004)**	**(4,004)**	**(1,279)**	**(5,283)**
Balance at August 31, 2020	**254,870,556**	**$ 158,129**	**$ 5,680**	**$ 1,606**	**$ (117,457)**	**$ 47,958**	**$ (1,533)**	**$ 46,425**
Shares issued for settlement of debts *(Note 14)*	165,889	98	-	-	-	98	-	98
Shares issued for financing *(Note 14)*	909,901	373	-	-	-	373	-	373
Shares issued for cash, net of share issue costs *(Note 15)*	17,948,718	3,867	-	-	-	3,867	-	3,867
Options exercised *(Note 15)*	450,000	258	(111)	-	-	147	-	147
Shares issued for share based payments *(Note 15)*	1,801,120	1,221	(1,221)	-	-	-	-	-
Withholding tax impact on restricted share units	-	-	(636)	-	-	(636)	-	(636)
Warrants issued *(Note 16)*	-	-	-	94	-	94	-	94
Share based compensation - expenses *(Note 15)*	-	-	3,113	-	-	3,113	-	3,113
Net earnings (loss) for the period	-	-	-	-	**(6,216)**	**(6,216)**	**3,894**	**(2,322)**
Balance at August 31, 2022	**276,146,184**	**163,946**	**6,825**	**1,700**	**(123,673)**	**48,798**	**2,361**	**51,159**

71

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in Thousands of US Dollars)

For the year ended August 31,	2022	2021
Operating		
Net loss	**$ (2,322)**	$ (5,283)
Adjustments for items not involving cash:		
Non-cash items *(Note 28)*	**8,207**	(1,963)
Non-cash cost of share issuance	**565**	665
Changes in non-cash working capital:		
Amounts receivable	**420**	87
Other receivable *(Note 13)*	**(2,500)**	-
Inventory	**(2,157)**	(453)
Prepaid and other assets	**(874)**	(254)
Amounts payable and accrued liabilities	**1,180**	(316)
Income tax payable	**436**	-
Cash provided by (used in) operating activities	**2,955**	(7,517)
Investing		
Exploration and evaluation assets and expenditures	**229**	(8,117)
Pre-adoption of IAS 16 proceeds from gold sales	**535**	2,524
Purchase of mineral property, plant and equipment	**(12,694)**	(1,030)
Increase in other long-term asset	**(1,938)**	-
Cash used in investing activities	**(13,868)**	(6,623)
Financing		
Proceeds from issuance of shares and warrants	**7,147**	24,400
Issue costs	**(750)**	(1,839)
Withholding taxes on settlement of restricted share units	**(455)**	-
Repayment of leases	**-**	(27)
Proceeds from issuance of convertible debentures	**-**	1,000
Cash provided by financing activities	**5,942**	23,534
Net increase (decrease) in cash	**(4,971)**	9,394
Cash, beginning of period	**13,447**	4,053
Cash, end of period	**$ 8,476**	$ 13,447

The accompanying notes are an integral part of these consolidated financial statements

72

73 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) 1. Nature of operations The Company was originally incorporated under the corporate name “ 424547 Alberta Ltd . ” in the Province of Alberta on July 5 , 1990 , under the Business Corporations Act (Alberta) . The name of the Company was changed from Tanzania Gold Corporation to TRX Gold Corporation on May 27 , 2022 (“TRX Gold”, “Group” or the “Company”) . The address of the Company’s registered office is 400 3 rd Avenue SW, Suite 3700 , Calgary, Alberta, T 2 P 4 H 2 , Canada . The address of the Company’s principal place of business is 277 Lakeshore Road E, Suite 403 , Oakville, Ontario L 6 J 6 J 3 Canada . The Company’s principal business activity is the exploration, development and production of mineral property interests . The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”) . The Company’s common shares are listed on the Toronto Stock Exchange in Canada and New York Stock Exchange American in the United States of America . The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties . The business of exploring and mining for minerals involves a high degree of risk . The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long - term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis ; all of which are uncertain . 2. Basis of preparation a) Statement of compliance The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) . These consolidated financial statements were approved and authorized by the Board of Directors of the Company on November 24 , 2022 . b) Basis of presentation and measurement These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as explained in the accounting policies set out in Note 3 . These financial statements are presented in U . S . dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted . Reference herein of $ or USD is to US dollars, C $ or CAD is to Canadian dollars .

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

c) Comparative figures

Certain comparative figures of **Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)** have been reclassified to conform to current year's presentation.

The reclassification in presentation resulted in the following impact on the August 31, 2021 Consolidated Statements of Income (Loss) and Comprehensive Income (Loss):

	Reported at August 31, 2021	Presentation reclass	Restated at August 31, 2021
General and administration expense	$ (9,027)	$ (669)	$ (9,696)
Financial instrument related costs and other	4,498	161	4,659
Reclamation expenses	-	(134)	(134)
Loss on disposal of assets	-	(27)	(27)
Foreign exchange	(78)	-	(78)
Interest, net and other expense	(7)	-	(7)
Field, Camp and exploration costs	(669)	669	-
Net loss and comprehensive loss	$ (5,283)	$ -	$ (5,283)

3. Summary of significant accounting policies

a) Consolidation principle

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries: TRX Gold Tanzania Limited ("TRX Tanzania"), Tancan Mining Co. Limited ("Tancan"), and Buckreef Gold Company Ltd. ("Buckreef Gold"). Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The consolidated financial statements of the Company include the assets, liabilities, expenses, and cash flows of the Company and its material subsidiaries, namely:

		Ownership interest as at August 31,	
	Country of incorporation	2022	2021
TRX Tanzania	Tanzania	100%	100%
Tancan	Tanzania	100%	100%
Buckreef Gold	Tanzania	55%	55%

All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company's equity therein. Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a negative balance.

74

75 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) b) Mineral properties – Construction in progress All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classified as “Construction in progress” . All expenditures related to the construction of a mine and obtaining access to the orebody are considered to be capital development and are capitalized . Expenses incurred after reaching the orebody are regarded as operating costs and are included in the cost of ore . Upon the commencement of commercial production, all related assets included in “Construction in progress” are reclassified to “Mineral properties” or “Property, plant and equipment” . Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates . The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management . The Company considers primarily the following factors, among others, when determining the commencement of commercial production :  All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;  A reasonable period of testing of the mine plant and equipment has been completed;  A predetermined percentage of design capacity of the mine and mill has been reached; and  Required production levels, grades and recoveries have been achieved. Amendments to IAS 16 , Property plant and equipment The Company has early adopted amendments to IAS 16 , Property Plant and Equipment as amended in 2020 and are effective for annual reporting periods beginning on or after January 1 , 2022 . The amendments prohibit the deduction from the cost of an item of property, plant and equipment any proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management . Instead, the entity recognizes the proceeds from the sale of such items, and the cost of producing those items in the Consolidated Statements of income (Loss) and Comprehensive Income (Loss) . There was no impact of this adoption to the comparative periods as these amendments are only applicable to assets accounted for under IAS 16 . c) Property, plant and equipment Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses . The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located . PPE are depreciated according to either the units - of - production method or on a straight - line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed . Depreciation commences when the assets are considered available for use . Once PPE are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses . Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment . Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, the major inspection and overhaul expenditures of replacement of such a component are capitalized .

76 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken . Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively . The following table sets out the useful lives of certain assets depreciated using the straight - line basis: Straight - line (years to depreciate) An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset . Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of income (loss) and comprehensive income (loss) . i) Construction - in - progress Assets under construction are capitalized as construction - in - progress . The cost of construction - in - progress comprises of its purchase price and any costs directly attributable to bringing it into working condition for its intended use . Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long - term construction projects if the recognition criteria are met . Construction - in - progress assets are not depreciated until it is completed and available for use . Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction - in - progress . A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property . Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals . All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized . Proceeds from mineral sales prior to a mine being capable of operating at levels intended by management and is included in revenue from mining operation which is recognized in the consolidated statement of income (loss) and comprehensive income (loss) . ii) Deferred stripping costs In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically . The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping . Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future . Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit . Capitalized stripping costs are depleted on a units - of - production basis over the proven and probable reserves that become more accessible as a result of the stripping activity . Machinery and equipment Automotive Computer equipment Leasehold improvements Processing plant Over 5 to 8 years Over 5 years Over 3 years Over 5 years Over 8 years

77 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) d) Decommissioning, restoration and similar liabilities (“Provision for reclamation”) The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the Company’s assets . Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred . Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the declining balance method . Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market - based discount rate and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation . e) Share based payments Share based payment transactions The Company has a number of equity - settled share based compensation plans under which the Company issues equity instruments and makes cash payments for withholding taxes due once vested, based on the value of the underlying equity instrument of the Company . Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share based payment transactions, whereby employees render services as consideration for equity instruments In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share based payment . The Company’s share based compensation plans are comprised of the following : Stock options Share based compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest . Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date . On exercise of the vested options, shares are issued from treasury . The fair value of stock options at the grant date is estimated using the Black - Scholes option pricing model . The fair value expense is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”) . The cumulative expense which is recognized for equity - settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest . The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share based payment reserve . No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied . Where the terms of an equity - settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified . An additional expense is recognized for any modification which increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification .

78 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) Restricted share units Under the Company’s Long - Term Incentive Plan, selected employees and directors are granted Restricted share units (“RSU”) where each RSU has a value equal to one common share . RSUs generally vest in common shares of the Company and the after - tax value of the award is used to purchase common shares on the open market, depending on the terms of the grant . A RSU is measured at fair value on the grant date is recognized on a straight - line basis in share based compensation reserve over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales, where applicable . RSUs are not remeasured subsequent to the initial grant date . The effect of outstanding options is considered in the computation of earnings per share, if dilutive. f) Taxation Income tax expense represents the sum of current tax and deferred tax. Current income tax Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities . The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position . Deferred income tax Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes . Deferred income tax liabilities are recognized for all taxable temporary differences, except:  Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss ; and  In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future . Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except :  Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss ; and  In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized .

79 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) The carrying amount of deferred income tax assets is reviewed at the date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized . Unrecognized deferred income tax assets are reassessed at the date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered . Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position . g) Earnings (Loss) per share The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year . The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding restricted stock units, share purchase warrants, convertible debt, and stock options, in the weighted average number of common shares outstanding during the year, if dilutive . Because the Company incurred net losses, the effect of the dilutive instruments would be anti - dilutive and therefore diluted loss per share equals basic loss per share . h) Financial instruments Financial assets Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVOCI”) . The Company determines the classification of its financial assets at initial recognition . Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or FVOCI . Gains or losses on these items are recognized in net earnings or loss . i) FVTPL Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or FVOCI. Gains or losses on these items are recognized in net earnings or loss. ii) Amortized cost Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL : (i) the object of the Company’s business model for these financial assets is to collect their contractual cash flows, and : (ii) the asset’s contractual cash flows represent “solely payments of principal and interest” . The Company’s other receivables are recorded at amortized cost as they meet the required criteria . A provision is recorded when the estimated recoverable amount of the financial asset is lower than the carrying amount . At each statement of financial position date, the Company assesses on a forward - looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income . The impairment methodology applied depends on whether there has been a significant increase in credit risk . When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss .

80 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) iii) FVOCI For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at FVOCI, with all subsequent changes in fair value being recognized in other comprehensive income (“OCI”) . This election is available for each separate investment . Under this new FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss . On disposal of the investment, the cumulative fair value change remains in OCI and is not recycled to net earnings or loss . iv) Reclassifications Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets . Derivative warrant liabilities Share warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock . During the year ended August 31 , 2021 the Company issued convertible debentures with detachable warrants for the Company’s common shares (Note 16 ) . The warrants are classified as a derivative financial liability as they are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued . The warrants are initially recognized at fair value and subsequently measured at fair value with changes recognized through profit or loss . The Company uses the Black - Scholes pricing model to estimate fair value at each exercise and period end date . Agent warrants and warrants Warrants issued to agents in connection with an equity financing are recorded at fair value and charged to share issue costs associated with the offering with an offsetting credit to warrants reserve in shareholders’ equity . Warrants included in units offered to subscribers in connection with financings are valued using the residual value method whereby proceeds are first allocated to the fair value of the shares and the excess if any, allocated to the warrants . Financial assets Amounts payable and accrued liabilities are accounted for at amortized cost. For financial liabilities designated at FVTPL, any impact on fair value due to changes in credit risk are presented in OCI . During the year, there was no impact on fair value due to changes in credit risk . Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability . i) Impairment of non - financial assets At the date of the statement of financial position, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is an indication that those assets may be impaired . If any, the recoverable amount of the asset is estimated in order to determine the extent of the impairment . Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash - generating unit to which the asset belongs .

81 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) The recoverable amount is the higher of fair value less costs of disposal and value in use . In assessing value in use, the estimated future cash flows are discounted to their present value using a pre - tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset . If the recoverable amount of the asset (or cash - generating unit) is estimated to be less than the carrying amount, the carrying amount is reduced to its recoverable amount . An impairment loss is recognized immediately in the consolidated statement of comprehensive loss . Where an impairment loss subsequently reverses, the carrying amount of the asset (cash - generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash - generating unit) in prior years . j) Cash and cash equivalents Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand, and short - term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash . k) Related party transactions Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions . Parties are considered to be related if they are subject to common control or are controlled by parties that have significant influence over the entity . Related parties may be individuals or corporate entities . A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties . Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction . Functional and presentation currency Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”) . The functional currency of the Company and each of its subsidiaries is the US dollar . The presentation currency of the Company is the US dollar . i) Transactions and balances Foreign currency transactions are recorded at the rate of exchange existing on the transaction date . Foreign currency monetary assets and liabilities are translated at the rate of exchange at the reporting date . Differences arising on settlement or translation of monetary items are recognised in profit or loss . Non - monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions . Non - monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined . The gain or loss arising on translation is treated in line with the recognition of the gain or loss on the change in fair value of such an item .

82 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) ii) Consolidated entities The results and financial position of all the consolidated entities are translated into the presentation currency as follows:  Assets and liabilities are translated at the exchange rate on the date of the statement of financial position;  Income and expenses are translated at the average exchange rate in effect during the reporting period; and  All resulting exchange differences are recognized in accumulated other comprehensive income. l) Inventory Inventory classifications include stockpiled ore, gold in - circuit inventory, gold doré inventory and supplies . The value of all production inventories includes direct production costs and attributable overhead incurred to bring the materials to their current point in the processing cycle . General and administrative costs for the corporate office are not included in any inventories . All inventories are valued at the lower of cost and net realizable value, with net realizable value determined with reference to market prices, less estimated future production costs to convert inventories into saleable form . If carrying value exceeds net realizable value, a write - down is recognized . The write - down may be reversed in a subsequent period if the circumstances which caused the write - down no longer exists .  Stockpiled ore represents unprocessed ore that has been mined and is available for future processing . Stockpiled ore is measured by estimating the number of tonnes through physical surveys and contained ounces . Stockpiled ore value is based on the costs incurred, including depreciation and applicable mine - site overheads, in bringing the ore to the stockpile . Costs are added to the stockpiled ore based on current mining costs and are removed at the average costs per tonne of ore in the stockpile .  Gold in - circuit inventory represents material that is currently being processed to extract the contained gold into a saleable form . The amount of gold in - circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process . The in - circuit gold is valued at the average of the beginning inventory and the costs of material fed into the processing stream plus in - circuit conversion costs including applicable mine - site overheads .  Gold doré inventory is saleable gold in the form of doré bars that have been poured . Included in the costs are the direct costs of mining and processing operations as well as direct mine site overheads .  Supplies inventories include equipment parts and other consumables required in the mining and ore processing activities and are valued at the lower of average cost and net realizable value . m) Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset . All other borrowing costs are expensed in the period in which they occur . Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds . n) Revenue recognition The Company sells its gold or silver doré pursuant to sales contracts entered into with the buyer of the products .

83 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) Revenue consists of proceeds received and expected to be received for the Company’s principal products, gold and silver . Revenue is recognized when title to gold and silver passes to the buyer and when collectability is reasonably assured . Title passes to the buyer based on terms of the sales contract, usually upon delivery of the product to the buyer . Product pricing is determined under the sales agreements which are referenced against active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold . Gold and silver doré produced from the Buckreef mine is sold at the prevailing spot market price based on the London Fix depending on the sales contract . In addition to selling refined bullion at spot, the Company has doré purchase agreements in place with a financial institution . Under the agreements, the Company has the option to sell approximately 90 % of the gold and silver contained in doré bars prior to the completion of refining by the third - party refiner . Revenue is recognized when the Company has provided irrevocable instructions to the refiner to transfer to the purchaser the refined ounces sold upon final processing outturn, and when payment of the purchase price for the purchased doré or bullion has been made in full by the purchaser . There is no judgement involved in revenue recognition as revenue is recognized when payment has been made by the purchaser and the product has been delivered . Revenue from sales are recognized net of treatment and refining charges . o) New accounting pronouncements New standards and amendments issued but not yet effective or adopted are described below: i) In May 2021 , the IASB issued amendments to IAS 12 , Income Taxes . The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences . The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions . The amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1 , 2023 , with early adoption permitted . ii) IAS 1 , Presentation of Financial Statements In January 2020 , the IASB issued an amendment to IAS 1 , Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non - current in nature . The amendment includes :  Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;  Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; and  Clarifying how lending conditions affect classification; and – Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services. The Company is currently evaluating the impact of these amendments on its consolidated financial statements prior to the effective date .

84 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) 4. Significant accounting judgments, estimates and assumptions The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period . On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses . Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates . Actual outcomes may differ from these estimates under different assumptions and conditions . The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share - based payments . The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property, the date of commencement of commercial production, and the determination of functional currencies . a) Accounting policy judgements The Company made the following critical judgements in applying its accounting policies during the year ended August 31 , 2022 : i) Exploration and evaluation assets and expenditures The application of the Company’s accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date . ii) Determination of commercial viability and technical feasibility of the Buckreef Gold Project The application of the Company’s accounting policy for mineral property development costs required judgment to determine when technical feasibility and commercial viability of the Buckreef Gold Project was demonstrable . The Company considered the positive NI 43 - 101 compliant Preliminary Feasibility Study (“PFS”) published in 2018 , updated resource in 2020 , the results from the 120 tonnes per day “tpd” oxide processing plant constructed for testing purposes and interim operation of the 360 tpd plant, all of which led to a decision to construct a 1 , 000 + tpd processing plant with an expectation of generating a positive long - term return on the Buckreef Gold Project based on a positive Net Present Value generated from a discounted cash flow model . b) Estimates and assumptions The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amount of revenues and expenses for the reporting period .

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

i) Exploration and evaluation assets and expenditures

As noted above, during the three months ended November 30, 2021, with the construction decision from the Board of Directors, the Buckreef Gold Project transitioned from an exploration and evaluation asset under IFRS 6 to mineral property, plant and equipment under IAS 16. At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model as noted above. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

5. Amounts receivable

The Company's amounts receivable arise from three main sources: receivables from precious metal sales, receivables due from related parties, harmonized services tax ("HST") and value added tax ("VAT") receivable from government taxation authorities. These are broken down as follows:

		2022		2021
Sales tax receivable[(1)]	$	4,359	$	432
Other		40		28
		4,399		460
Less: other long-term asset[(1)]		(4,359)		-
	$	40	$	460

[(1)] Sales tax receivables are due from government tax authorities in Canada and Tanzania. During the year ended August 31, 2022, the Company reclassified certain VAT balances that were previously capitalised as Exploration and Evaluation assets ("E&E") to Other long-term asset. Tanzania tax regulation has an allowance for VAT receivable to be refunded or set-off against taxes due to the Tanzania Revenue Authority ("TRA").

The Company has experienced delays in receiving payment or confirmation of offset against other taxes, which resulted in the initial capitalization of the VAT amount as E&E. The Company is in communication with TRA and there is an expectation for the offsetting of the VAT receivable against other taxes in the future.

The receivable balances which still need to be verified by the TRA have been classified as Other long-term asset.

Below is an aged analysis of the Company's amounts receivable:

		2022		2021
Less than 1 month	$	10	$	23
1 to 3 months		30		43
Over 3 months		-		394
	$	40	$	460

As of August 31, 2022, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables is further discussed in *Note 24*.

The Company holds no collateral for any receivable amounts outstanding as at August 31, 2022.

85

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

6. Prepaid and other assets

		2022		2021
Drilling	$	**250**	$	200
Insurance		**135**		54
Equipment rental and deposits		**159**		-
Other		**155**		78
Subtotal		**699**		332
Deferred commitment fees[(1)]		**507**		-
	$	**1,206**	$	332

[(1)] During the year ended August 31, 2022, the Company prepaid commitment fees with respect to a purchase agreement where the Company, in its sole discretion, over a 36-month period, has the right to sell up to $10 million of its shares as described in *Note 14*.

7. Inventory

Inventory consists of stockpiled ore, gold in-circuit, gold doré and supplies required during the course of exploration, development and production from its operations. IAS 2 requires allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The following is a breakdown of items in inventory:

		2022		2021
Stockpiled ore	**$**	**2,643**	$	712
In-circuit		**210**		350
Gold doré		**253**		-
Precious metals inventory		**3,106**		1,062
Supplies		**524**		117
	$	**3,630**	$	1,179

86

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

8. Mineral property, plant and equipment

	Construction in progress[(1)]	Processing plant and related infrastructure	Machinery and equipment	Other	Total
Cost					
As at September 1, 2020	$ -	$ 2,657	$ 1,220	$ 161	$ 4,038
Additions	-	622	437	-	1,059
Disposals	-	-	(703)	(79)	(782)
As at August 31, 2021	$ -	$ 3,279	$ 954	$ 82	$ 4,315
Additions	7,097	3,797	507	61	11,462
Disposals	-	-	(65)	-	(65)
Transfer from E&E assets	40,563	-	-	-	40,563
Reclassification to other long-term asset[(2)]	(2,421)	-	-	-	(2,421)
As at August 31, 2022	$ 45,239	$ 7,076	$ 1,396	$ 143	$ 53,854
Accumulated depreciation					
As at September 1, 2020	$ -	$ 1,212	$ 1,015	$ 73	$ 2,300
Depreciation expense	-	128	144	14	286
Disposals	-	-	(686)	(67)	(753)
As at August 31, 2021	$ -	$ 1,340	$ 473	$ 20	$ 1,833
Depreciation expense	-	226	175	15	416
Disposals	-	-	(29)	-	(29)
August 31, 2022	$ -	$ 1,566	$ 619	$ 35	$ 2,220
Net book value					
As at August 31, 2021	$ -	$ 1,939	$ 481	$ 62	$ 2,482
As at August 31, 2022	$ 45,239	$ 5,510	$ 777	$ 108	$ 51,634

(1) No depreciation or depletion has been recorded for construction in progress assets, including transferred E&E assets, as they are not ready for use as intended by management. Depreciation for construction in progress assets will commence subsequent to commercial production declaration.

(2) As noted in *Note 5*, certain VAT amounts previously capitalized as E&E assets were reclassified to Other long-term asset.

87

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

9. Exploration and evaluation assets and expenditures

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company's concessions are located in Tanzania.

Buckreef Gold Project
At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

The continuity of expenditures on mineral property is as follows:

		Buckreef
Balance, August 31, 2020	**$**	**30,997**
Exploration expenditures:		
Camp, field supplies and travel		356
License fees and exploration and field overhead		2,809
Geological consulting and field wages		3,150
Trenching and drilling		605
Mine design		1,321
Mining and processing costs		987
Change in estimate of asset retirement obligation		(133)
Gold sales		(2,524)
Payments to STAMICO as per Joint Venture agreement		1,050
Balance, August 31, 2021	**$**	**38,618**
Exploration expenditures:		
Camp, field supplies and travel		172
License fees and exploration and field overhead		861
Geological consulting and field wages		67
Trenching and drilling		550
Mine design		227
Mining and processing costs		431
Gold sales		(535)
Payments to STAMICO as per Joint Venture agreement		172
Balance, November 30, 2021	**$**	**40,563**
Reclassification to mineral property, plant and equipment (Note 8)		(40,563)
Balance, August 31, 2022	**$**	**-**

88

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

10. Amounts payable and accrued liabilities

Amounts payable and accrued liabilities of the Company are principally comprised of amounts outstanding for trade purchases relating to the processing plant expansion and related infrastructure expenditures. The usual credit period taken for trade purchases is between 30 to 90 days.

		2022		2021
Amounts payable	$	5,572	$	1,748
Accrued liabilities		2,348		3,515
	$	7,920	$	5,263

11. Income tax

The Company's provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

		2022		2021
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes		26.50%		26.50%
Statutory income tax rates applied to accounting income	$	(637)	$	(1,400)
Increase (decrease) in provision for income taxes:				
Foreign tax rates different from statutory rate		322		-
Permanent differences and other items		1,669		(762)
Benefit of tax losses not recognized		(918)		2,162
Provision for income taxes	$	436	$	-

The enacted tax rates in Canada of 26.50% (2021 - 26.50%) and Tanzania of 30% (2021 - 30%) where the Company operates are applied in the tax provision calculation.

Provision for income taxes consist of the following:

		2022		2021
Current income taxes	$	436	$	-
Deferred income taxes		-		-
	$	436	$	-

89

90 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) The following table reflects the Company’s deferred income tax assets (liabilities): The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2022 and 2021 are as follows: Deferred Income Tax Liabilities Mineral properties Debt issuance cost Total At August 31, 2020 $ (9,949) $ (350) $ (10,299) Charged to the consolidated statement of comprehensive income (loss) (2,474) 350 (2,124) At August 31, 2021 $ (12,423) $ - $ (12,423) Charged to the consolidated statement of comprehensive income (loss) 2,373 - 2,373 At August 31, 2022 $ (10,050) $ - $ (10,050) Deferred Income Tax Assets Non - capital losses Non - capital losses Total At August 31, 2020 $ 9,949 $ 350 $ 10,299 Charged to the consolidated statement of comprehensive income (loss) 2,474 (350) 2,124 At August 31, 2021 $ 12,423 $ - $ 12,423 Charged to the consolidated statement of comprehensive income (loss) (2,373) - (2,373) At August 31, 2022 $ 10,050 $ - $ 10,050 Net deferred tax assets (liabilities) $ - $ - $ - The following temporary differences have not been recognized in the Company’s consolidated financial statements: 2022 2021 Non - capital losses $ 120,528 $ 87,242 Property, plant and equipment 89 110 Capital losses 3 1 Financing costs - 2,217 $ 120,620 $ 89,570 At August 31 , 2022 , the Company has Tanzanian non - capital losses of $ 79 , 318 ( 2021 - $ 56 , 146 ), that have not been recognized and may be carried forward and applied against Tanzania taxable income of future years . The non - capital loss may be carried forward without limitation .

91 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) At August 31 , 2022 , the Company has non - capital losses of $ 41 , 210 ( 2021 - $ 31 , 096 ), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years . The non - capital losses have expiry dates as follows : 2026 1,305 2027 1,059 2028 1,153 2029 1,500 2030 1,088 2031 1,814 2032 1,904 2033 1,794 2034 1,674 2035 1,512 2036 1,564 2037 2,186 2038 2,849 2039 3,618 2040 5,600 2041 6,124 2042 4,466 $ 41,210 At August 31, 2022, $nil (2021: $nil) was recognized as a deferred tax liability for taxes that would be payable as the Company’s subsidiaries have a deficit. 12. Derivative warrant liabilities Private Placement Warrants During the year ended August 31, 2022, the Company issued warrants for the Company’s common shares pursuant to a financing in January 2022 (Note 17) . The balance of the derivative warrant liabilities (level 3) is as follows: Amount Balance at August 31, 2020 $ 551 Warrants issued February 11, 2021 (Note 17) 7,830 Fair value adjustment (6,232) Balance at August 31, 2021 $ 2,149 Warrants issued January 26, 2022 (Note 17) 2,665 Fair value adjustment 2,035 Balance at August 31, 2022 $ 6,849 Derivative warrant liabilities of $6.8 million will only be settled by issuing equity of the Company.

92 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows: 2022 2021 Share price $ 0.48 $ 0.41 Risk - free interest rate 3.32% - 3.44% 0.19% - 0.67% Dividend yield 0% 0% Expected volatility 55% - 60% 60% - 70% Remaining term (in years) 0.9 – 4.4 1.9 – 4.4 The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input . 13. Other receivable On August 11 , 2022 , the Company through Buckreef Gold entered into a $ 5 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM Metals and Mining S . A . (“OCIM”) . The agreement requires the contract price to be made available to the Company in two tranches . The Company has drawn down the first tranche of $ 2 . 5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023 , for a total of 1 , 735 gold ounces over four quarters . The agreement has been accounted for as a contract in accordance with IFRS 15 – “ Revenue from Contracts with Customers” where the cash prepayment has been recorded as deferred revenue in the consolidated statement of financial position and will be recognized as revenue when deliveries are made . The $ 2 . 5 million prepaid by OCIM was received subsequent to year - end on September 2 , 2022 . The following table provides information on the deferred revenue : 2022 2021 Deferred revenue $ 2,500 $ - Deferred transaction costs (15) - $ 2,485 $ - 14. Shareholders’ equity a) Share Capital i) Activity during the year ended August 31, 2022 On September 30 , 2021 , the Company issued 165 , 889 common shares at a fair value of $ 98 (value of outstanding liability settled) to settle outstanding fees owed totaling $ 98 . On January 20 , 2022 , the Company entered into a purchase agreement, where the Company, in its sole discretion, will have the right from time to time over a 36 - month period to sell up to $ 10 million of its shares . Upon closing, the Company issued 909 , 901 common shares at a fair value of $ 373 (closing price of share on that date) to settle commitment fees related to the purchase agreement .

93 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) On January 26 , 2022 , the Company completed the sale of 17 , 948 , 718 common shares together with warrants to purchase 17 , 948 , 718 common shares for $ 7 . 0 million . The common shares and warrants were issued at $ 0 . 39 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $ 0 . 44 for a period of five years from the issue date . The Company also issued 628 , 205 placement agent warrants with the same terms and incurred commission and other costs of $ 0 . 7 million out of which $ 0 . 09 million was allocated to the warrants and expensed in the consolidated statements of earnings (loss) and comprehensive income (loss) . The warrants issued with the common shares are classified as a liability (Note 12 ) . The placement agent warrants are considered an equity - settled share - based payment transaction and are measured at their fair value and classified as equity . On May 31 , 2022 , the Company issued 1 , 723 , 620 common shares with a value of $ 1 . 2 million and cash payment of $ 0 . 5 million, as withholding taxes, to satisfy the $ 1 . 7 million liability associated with the Omnibus Equity Incentive Plan granted to certain senior management of the Company . ii) Activity during the year ended August 31, 2021 On February 11 , 2021 , the Company completed the sale of 32 , 923 , 078 common shares together with warrants to purchase 16 , 461 , 539 common shares for $ 21 . 4 million . The common shares and warrants were issued at $ 0 . 65 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $ 0 . 80 for a period of five years from the issue date . The Company also issued 1 , 152 , 307 broker warrants with the same terms and incurred commission and other costs of $ 1 . 8 million out of which $ 0 . 7 million was allocated to the warrants and expensed in the statement of comprehensive loss . The warrants issued with the common shares are classified as a liability (Note 12 ) . The broker warrants are considered an equity - settled share - based payment transaction and are measured at their fair value and classified as equity . On December 23 , 2020 , the Company completed the sale of 5 , 554 , 588 common shares together with warrants to purchase 2 , 777 , 268 common shares for $ 3 . 0 million in the aggregate . The common shares and warrants were issued at $ 0 . 54 for each common share and a one - half purchase warrant with the right of each whole warrant to purchase one common share at $ 1 . 50 for a period of three years from the issue date . The warrants are classified as equity . During the year ended August 31 , 2021 , $ 7 . 0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12 , 150 , 447 common shares of the Company . The fair value of the convertible debentures at the dates of conversion was in aggregate of $ 7 . 0 million . b) Earnings (loss) per share Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during the period . Diluted earnings (loss) per share is computed similarly except that the weighted average number of common shares is increased to reflect all dilutive instruments . Diluted earnings (loss) per share is calculated using the treasury stock method . In applying the treasury stock method, restricted share units not vested and employee stock options, with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted earnings (loss) per share as the impact is anti - dilutive . Potentially dilutive instruments are not considered in calculating the diluted loss per share, as their effect would be anti - dilutive .

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

Below is a reconciliation of the basic and diluted weighted average number of common shares and the computations for basic and diluted loss per share for the years ended August 31, 2022, and August 31, 2021.

		2022		2021
Net loss attributable to shareholders	**$**	**(6,216)**	$	(4,004)
Weighted average common shares outstanding		**266,999,724**		232,208,260
Diluted shares outstanding		**266,999,724**		232,208,260
Net loss per share - basic and diluted	**$**	**(0.02)**	$	(0.02)

For the years ended August 31, 2022 and 2021, all outstanding options to purchase shares of common stock, restricted share units and share purchase warrants were excluded from the respective computations of diluted loss per share, as the Company was in a loss position, and all potentially dilutive instruments were anti-dilutive and therefore not included in the calculation of diluted net loss per share.

15. Share based payment reserve

		2022		2021
Balance at beginning of year	**$**	**5,680**	$	2,748
Share based compensation – expense		**3,113**		2,933
Transfer of reserve on exercise of options and other share-based awards		**(1,968)**		(1)
Balance at end of year	**$**	**6,825**	$	5,680

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the "Omnibus Plan"), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the "Omnibus Plan Awards"), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants ("Other Share-Based Awards"), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

94

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

a) Stock options

As at August 31, 2022, the Company had 2,106,675 (August 31, 2021 - 12,513,055) options available for issuance under the Omnibus Plan.

The continuity of outstanding stock options for the year ended August 31, 2022 and year ended August 31, 2021 is as follows:

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2020	7,352,000	CAD $0.41
Options exercised	(1,000)	CAD $0.40
Balance – August 31, 2021	**7,351,000**	**CAD $0.41**
Options exercised	(450,000)	CAD $0.42
Options expired	(1,565,000)	CAD $0.41
Balance – August 31, 2022	**5,336,000**	**CAD $0.41**

Options to purchase common shares carry exercise prices and terms to maturity as follows:

Exercise price [1] Outstanding $	Number of options Outstanding	Exercisable	Expiry Date	Remaining contractual life (years) [1]
CAD $0.40	2,454,000	2,454,000	October 11, 2026	4.1
CAD $0.43	2,782,000	2,782,000	September 29, 2026	4.1
CAD $0.35	100,000	100,000	January 2, 2027	4.3
CAD $0.41	**5,336,000**	**5,336,000**		**4.1**

(1) Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2020	-	-
Balance – August 31, 2021	**-**	**-**
Options issued	7,375,000	USD $0.50
Balance – August 31, 2022	**7,375,000**	**USD $0.50**

95

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

Options to purchase common shares carry exercise prices and terms to maturity as follows:

Exercise price	Number of options		Expiry	Remaining contractual
Outstanding $	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	1,475,000	August 17, 2027	5.0

The weighted average fair value of stock options granted in 2022 was $0.25.

The Company estimated the fair value of stock options granted during 2022, under the Black-Scholes option pricing model using the following weighted average assumptions:

Risk-free interest rate	3.35%
Expected life of stock options (in years)	**3.8**
Expected volatility of the share price	68.89%
Expected dividend yield	**0.0**

The Company uses historical volatility to estimate the expected volatility of the Company's share price. The expected life term of stock options granted is derived from historical data on employee exercise experience.

Compensation expense related to stock options amounted to $0.4 million for the year ended August 31, 2022 (2021 - nil).

b) Restricted Share Units:

The following table sets out activity with respect to outstanding restricted share units:

	Number of restricted share units
Balance – August 31, 2021	**-**
Granted	1,855,276
Balance – August 31, 2022	**1,855,276**

The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares are distributed, less any amount due for taxes, to settle the obligation.

The RSUs had a fair value of $0.95 million at the grant date and are amortized over the service period. During the year ended August 31, 2022, $0.2 million was recognized as compensation expense (2021 - nil).

96

97 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) 16. Convertible debentures During the year ended August 31 , 2020 , the Company entered into a securities purchase agreement (the “Agreement”) with two institutional accredited investors (the “Debenture Holders”) to issue up to $ 14 . 0 million in convertible debentures consisting of $ 7 . 0 million in Tranche A Convertible Debentures (“Tranche A”) and up to $ 7 . 0 million in Tranche B Convertible Debentures (“Tranche B”, together with the Tranche A, the “Convertible Debentures”) . Repayment of the Convertible Debentures was guaranteed by the Company’s subsidiary, TRX Gold Tanzania Limited, pursuant to a global guarantee agreement . During the year ended August 31 , 2020 the Company closed on the first and second issuances under Tranche A for a total of $ 6 . 0 million . The conversion price is calculated at the lower of i) a fixed conversion price (first issuance - $ 1 . 2125 , second issuance - $ 1 . 2029 ) ; or ii) 93 % of the average of the two lowest daily VWAPs during the 10 consecutive trading days immediately before the conversion date, all of which is subject to a floor of $ 0 . 20 . During the year ended August 31 , 2021 , the Company closed on the third issuance of convertible debentures under Tranche A for a total of $ 1 . 0 million . The conversion price is the same as the first two issuances, with the exception of the fixed conversion price, which is $ 1 . 1554 . With this issuance, Tranche A was fully accessed . Implementation fees of 3 . 95 % were to be paid at the closing of each issuance . In connection with the issuance during the year ended August 31 , 2021 , transactions costs amounting to $ 0 . 1 million were paid and expensed . Initial recognition of the issuances that have closed up to August 31 , 2021 are as follows : Issued Tranche Principal Maturity Date Interest Rate Fair Value July 27, 2020 Tranche A $ 4,000 January 27, 2022 0% $ 3,432 August 20, 2020 Tranche A 2,000 February 20,2022 0% 1,716 September 1, 2020 Tranche A 1,000 March 1, 2022 0% 914 Total $ 7,000 $ 6,062 The difference of $ 0 . 9 million between the principal and the fair value of the first two issuances is attributable to the fair value of the Warrant Shares that were issued as part of the overall arrangement . The day one gain of $ 0 . 1 million under the third issuance has been recognized in the consolidated statement of loss . During the year ended August 31 2021 , $ 7 . 0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12 , 150 , 447 common shares of the Company . The Tranche B Convertible Debentures were cancelled .

98 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) The balance of the convertible debentures (level 3) is as follows: 2021 Balance at August 31, 2020 $ 5,089 Fair value of third issuance 914 Day one gain on third issuance 111 Change in fair value 901 Converted during the year (7,015) Balance at August 31, 2021 & 2022 $ - There was no change in fair value due to changes in own credit risk during the period. Significant assumptions used in determining the fair value of the convertible debentures are as follows: 2021 Share price $ 0.62 to 0.83 Risk - free interest rate 0.10% - 0.15% Discount for lack of marketability 6% - 15% Remaining term (in years) 0.81 - 1.37 The range provided for the year ended August 31 , 2021 refers to the range used for each assumption for the fair value at the date of the conversions during the year as the balance is $ nil at year end . The fair value is a level 3 fair value estimate given the discount for lack of marketability assumption is not an observable input . 17. Warrants reserve Warrant issuances: Activity during the year ended August 31, 2022: During the year ended August 31 , 2022 , the Company issued 17 , 948 , 718 five - year warrants pursuant to the registered direct offering described in Note 12 and 628 , 205 five - year warrants issued to the placement agent, with an exercise price of $ 0 . 44 . The 17 , 948 , 718 five - year warrants were ascribed a fair value of $ 2 . 67 million which was valued using the Black - Scholes pricing model with the following assumptions : dividend yield 0% ; risk free interest 1 . 65% ; volatility 52 % and an expected life of 60 months . The warrants were recognized as a derivative warrant liability on the consolidated statement of financial position . The 628 , 205 five - year warrants issued to the placement agent were ascribed a fair value of $ 0 . 09 million which was valued using the Black - Scholes pricing model with the following assumptions : dividend yield 0% ; risk free interest 1 . 65% ; volatility 52 % and an expected life of 60 months . The warrants were recognized under warrants reserve on the consolidated statement of financial position . Activity during the year ended August 31, 2021: During the year ended August 31 , 2021 , the Company issued 2 , 777 , 268 three - year warrants with an exercise price of $ 1 . 50 as well as 16 , 461 , 539 five - year warrants with an exercise price of $ 0 . 80 pursuant to the equity financings described above . The Company also issued to the brokers 1 , 152 , 307 five - year warrants pursuant to the equity financings .

99 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) The 2 , 777 , 268 three - year warrants were ascribed a fair value of $ 0 . 4 million which was valued using the Black - Scholes pricing model with the following assumptions : dividend yield 0% ; risk free interest 0 . 18% ; volatility 69 % and an expected life of 36 months . The warrants were recognized under warrants reserve on the statement of financial position . The 16 , 461 , 539 five - year warrants were ascribed a fair value of $ 7 . 8 million which was valued using the Black - Scholes pricing model with the following assumptions : dividend yield 0% ; risk free interest 0 . 46% ; volatility 62 % and an expected life of 60 months . The warrants were recognized as a derivative warrant liability on the consolidated statement of financial position . The 1 , 152 , 307 five - year warrants issued to the brokers were ascribed a fair value of $ 0 . 5 million which was valued using the Black - Scholes pricing model with the following assumptions : dividend yield 0% ; risk free interest 0 . 46% ; volatility 62 % and an expected life of 60 months . The warrants were recognized under warrants reserve on the consolidated statement of financial position . Warrants outstanding : The continuity of outstanding warrants for the year ended August 31 , 2022 and year ended August 31 , 2021 is as follows : Number of warrants Weighted average exercise price per share Balance – August 31, 2020 3,289,938 1.19 Warrants issued 20,391,114 0.89 Balance – August 31, 2021 23,681,052 0.94 Warrants issued 18,576,923 0.44 Warrants expired (287,901) 0.93 Balance – August 31, 2022 41,970,074 0.72

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

As at August 31, 2022, the following warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Convertible debenture warrants - July 27, 2020	3,002,037	$1.21	July 27, 2023
Private placement financing warrants - December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance, August 31, 2022	41,970,074	-	-

The outstanding warrants have a weighted average exercise price of $0.72 and weighted average remaining contractual life of 3.6 years.

18. Non-controlling interest

The changes to the non-controlling interest for the year ended August 31, 2022 and year ended August 31, 2021 are as follows:

		2022		2021
Balance at beginning of year	$	**(1,533)**	$	(254)
Non-controlling interest's 45% share of Buckreef Gold's comprehensive earnings (loss)		**3,894**		(1,279)
Balance at end of year	$	**2,361**	$	(1,533)

The following is summarized financial information for Buckreef Gold:

		2022		2021
Current assets	$	**7,253**	$	2,920
Long term assets		**53,789**		33,535
Current liabilities		**(8,602)**		(2,908)
Provision for reclamation		**(2,815)**		(2,681)
Advances from parent		**(37,725)**		(33,728)
Revenue		**15,094**		-
Comprehensive earnings (loss) for the year	$	**8,651**	$	(2,841)

100

101 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) 19. Related party transactions Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions. Remuneration of Directors and key management personnel of the Company was as follows: (1) Remuneration includes salaries and benefits for certain key management personnel and director fees . Prior year renumeration also includes sign - on bonuses for certain key management personnel . Certain members of the board of directors have employment or service contracts with the Company . Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their employment services . As of August 31, 2022, included in amounts payable is $0.2 million of board fees (August 31, 2021 - $0.5 million) due to related parties with no specific terms of repayment. During the year ended August 31, 2022, the Company granted stock options to key management personnel and RSUs to directors as part of the Omnibus Equity Incentive Plan (Note 15) in the aggregate of: a) 7.35 million stock options having a value of $1.9 million on the grant date. b) 0.6 million RSUs having a value of $0.3 million on the grant date. During the year ended August 31, 2022, $0.4 million for the stock options was recognized as a compensation expense (2021 - nil) and $0.1 million for the RSUs was recognized as a compensation expense (2021 - nil). During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of: a) 1 . 56 million common shares having a fair market value of $ 1 . 1 million on the respective start dates of the key Management (December 1 , 2020 to May 18 , 2021 ) . b) Common shares on the first, second and third anniversary dates of the greater of up to 2 . 02 million, 3 . 55 million and 2 . 82 million common shares ; or common shares having a fair market value of to $ 1 . 4 million, $ 2 . 5 million and $ 2 . 0 million provided that 80 % of such issuance shall be guaranteed and 20 % shall be subject to certain financial milestones to be determined by the Board of Directors respectively . The common shares had a value of $7.0 million at grant date that is amortized over the service period. During the year ended August 31, 2022, $2.5 million was recognized as a compensation expense (2021 - $2.9 million). 2022 2021 Remuneration 1 $ (2,085) $ (1,695) Share based expense (3,078) (2,933) Total $ (5,163) $ (4,628)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

20. Precious metal sales

		2022		2021
Gold sales	**$**	**15,081**	$	-
Other by-product revenue		**13**		-
Total	**$**	**15,094**	$	-

21. General and administrative expense

		2022		2021
Directors' fees *(Note 19)*	**$**	**(454)**	$	(275)
Insurance		**(444)**		(80)
Office and general		**(419)**		(314)
Shareholder information		**(474)**		(545)
Professional fees		**(614)**		(1,089)
Salaries and benefits [(1)] *(Note 19)*		**(2,533)**		(2,728)
Consulting		**(437)**		(614)
Share based expense *(Note 19)*		**(3,113)**		(2,933)
Travel and accommodation		**(214)**		(163)
Depreciation		**(26)**		(286)
Other		**(192)**		(669)
	$	**(8,920)**	$	(9,696)

[(1)] As a result of adoption to IAS 16 during the year ended 2022, certain costs incurred related to Buckreef Gold operating costs, post adoption, were recorded in cost of sales.

102

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

22. Financial instrument related costs and other

	2022	2021
Gain (loss) on derivative warrant liabilities	**$ (2,035)**	$ 6,232
Transaction costs on derivative warrant liabilities	**(293)**	(665)
Transaction costs on convertible debentures	-	(31)
Change in fair value of convertible debentures	-	(901)
Forgiveness of interest on leases	-	35
Withholding tax costs	-	(11)
	$ (2,328)	$ 4,659

23. Management of capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration and development activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and expand a low cost open-pit gold mine.

The Company manages its capital structure based on the funds available to the Company, in order to support the exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders' equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2022. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders' equity, which is comprised of share capital, reserves, and deficit, which as at August 31, 2022 totaled $48.8 million (August 31, 2021 - $48.0 million).

The Company may raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are historically secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

103

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

24. Financial instruments

Fair value of financial instruments

Cash and derivative warrant liabilities are classified as fair value through profit and loss. Amounts payable are classified as other financial liabilities, which are measured at amortized cost. Amounts receivable are measured at amortized cost.

The carrying value of the Company's cash, amounts receivable, amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
- Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of August 31, 2022 and August 31, 2021, cash is recorded at fair value under level 1 within the fair value hierarchy, and derivative warrant liabilities *(Note 12)* are classified as level 3.

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs
Derivative warrant liabilities	The fair value of the warrant liabilities has been calculated using a Black-Scholes pricing model.	*Key observable inputs* • Share price (August 31, 2022: $0.48, August 31, 2021: $0.41) • Risk-free interest rate (August 31, 2022: 3.32% to 3.44%, August 31, 2021: 0.19% to 0.67%) • Dividend yield (August 31, 2022: 0%, August 31, 2021: 0%) *Key unobservable inputs* • Expected volatility (August 31, 2022: 55% to 60%, August 31, 2021: 60% to 70%)

Sensitivity analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

Derivative warrant liabilities	August 31, 2022	
Comprehensive Loss	**Increase**	**Decrease**
Expected volatility (10% movement vs. the model input)	$ 518	$ (546)

104

105 C O N S O L I D A T E D S T A T E M E N T S O F F I N A N C I A L P O S I T I O N TRX Gold Corporation Notes to the Consolidated Financial Statements For the Years Ended August 31, 2022 and 2021 (Expressed in Thousands of US dollars, except for share and per share amounts) A summary of the Company’s risk exposures as they relate to financial instruments are reflected below: Credit risk Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations . The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk . The amounts receivable consists primarily of amounts due from gold sales and government taxation authorities . The Company has not recorded an impairment or allowance for credit risk as at August 31 2022 , or August 31 , 2021 . Liquidity risk The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due . As at August 31 , 2022 , the Company had cash of $ 8 . 5 million, current assets of $ 15 . 9 million and current liabilities of $ 17 . 2 million . Current working capital of the Company is ( $ 1 . 4 ) million . Within working capital, current liabilities include $ 6 . 8 million in derivative liabilities which will only be settled by issuing equity of the Company . The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s in - fill drilling, exploration program and development of mining assets . Foreign currency risks The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates . The Company has offices in Canada, USA and Tanzania and holds cash mainly in Canadian, Tanzanian and United States currencies . A significant change in the currency exchange rates between the US dollar relative to Canadian dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position or cash flows . As at August 31 , 2022 , the Company had no hedging agreements in place with respect to foreign exchange rates . As the majority of the transactions of the Company are denominated in US and Tanzanian currencies, movements in the foreign exchange rates may not have a material impact on the consolidated statements of comprehensive income (loss) . 25. Segmented information Operating segments At August 31 , 2022 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration and development in Tanzania . The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’ . As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts . An operating segment is defined as a component of the Company:  that engages in business activities from which it may earn revenues and incur expenses;  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and  for which discrete financial information is available.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

Geographic segments

The Company is in the business of mineral exploration and production in the country of Tanzania. During the year ended August 31, 2022, revenue was derived from one source. Information concerning the Company's geographic locations is as follows:

	2022	2021
Revenue		
Tanzania	**$ 15,094**	$ -
	$ 15,094	$ -

	2022	2021
Non-current assets		
Canada	**$ -**	$ 28
Tanzania	**55,993**	41,072
	$ 55,993	$ 41,100

26. Commitments and contingencies

Commitments:
In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2022 and August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies:
The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company's financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

106

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2022 and 2021
(Expressed in Thousands of US dollars, except for share and per share amounts)

27. Provision for reclamation

The Company's reclamation and closure obligations relates to the cost of removing and restoring the Buckreef Gold Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of an environmentally acceptable mine closure plan.

A reconciliation for reclamation expenses is as follows:

		2022		2021
Balance, beginning of year	**$**	**2,681**	$	2,680
Decrease in estimate for provision for reclamation		**-**		(133)
Reclamation expense		**134**		134
Balance, end of year	**$**	**2,815**	$	2,681

The mine closure provision liability is based upon the following estimates and assumptions:

a) Total undiscounted amount of future retirement costs was estimated to be $3.4 million.
b) Risk-free rate at 5%.
c) Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 18 years.
d) Inflation over the period is estimated to be 3.6% per annum.

28. Non-cash items

		2022		2021
Depreciation	**$**	**122**	$	286
(Gain) loss on derivative warrant liabilities		**2,317**		(6,232)
Change in fair value of convertible debentures		**-**		901
Share based expense		**3,113**		2,933
Reclamation expense		**134**		134
Forgiveness of interest		**-**		(35)
Deferred revenue		**2,485**		-
Foreign exchange		**-**		50
Loss on assets disposal		**36**		-
Total Non-cash items	**$**	**8,207**	$	(1,963)

107

108 D I S C L O S U R E A N D C A U T I O N A R Y S T A T E M E N T R E G A R D I N G F O R W A R D L O O K I N G I N F O R M A T I O N This MD&A contains certain forward - looking statements and forward - looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities . All statements, other than statements of historical fact, included herein are forward - looking statements and forward - looking information that involve various risks and uncertainties . There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements . Although TRX Gold believes the expectations expressed in such forward - looking statements are based on reasonable assumptions, such statements are not guarantees of future performance . The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward - looking statements due to a variety of risks, uncertainties and other factors . These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties ; actual results of exploration activities and economic evaluations ; fluctuations in currency exchange rates ; changes in costs ; future prices of gold and other minerals ; mining method, production profile and mine plan ; delays in exploration, development and construction activities ; changes in government legislation and regulation ; the ability to obtain financing on acceptable terms and in a timely manner or at all ; contests over title to properties ; employee relations and shortages of skilled personnel and contractors ; and the speculative nature of, and the risks involved in, the exploration, development and mining business . Certain information presented in this MD&A may constitute “forward - looking statements” and “forward looking information” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively . Such forward - looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward - looking statements and information . Investors are referred to our description of the risk factors affecting the Company, as contained in our U . S . Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40 - F and Report of Foreign Private Issuer on Form 6 - K, as amended, for more information concerning these risks, uncertainties, and other factors . E N D N O T E S The company has included certain non - IFRS measures in this annual report . Refer to pages 32 and 33 of the Company’s August 31 , 2022 MD&A for an explanation, discussion and reconciliation of non - IFRS measures . The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies . The non - IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS . These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers .

109 Management Team Stephen Mullowney Chief Executive Officer Andrew Cheatle Chief Operating Officer Michael P. Leonard Chief Financial Officer Khalaf Rashid Senior Vice President, Tanzania Christina Lalli Vice President, Investor Relations Gaston Mjwahuzi General Manager, Buckreef Gold Isaac Bisansaba Geology Manager, Buckreef Gold Directors James E. Sinclair Chairman, Independent Director Stephen Mullowney Director Andrew Cheatle Director Dr. Norman Betts Independent Director Shubo Rakhit Independent Director Richard J. Steinberg Independent Director Dr William Harvey Independent Director Corporate Offices TRX Gold Corporation Suite 403, 277 Lakeshore Road East Oakville, Ontario, L6J 6J3 Shareholder Contacts Shareholders are welcome to contact the Investor Relations Department for general information on the Company at IR@TRXgold . com . For more information on such matters as share certificates, transfers, and change of address, inquiries should be directed to the Company’s Transfer Agent at shareholders@odysseytrust.com Transfer Agent Odyssey Trust Company 323 - 409 Granville Street Vancouver BC | V 6 C 1 T 2 Auditors Dale, Matheson, Carr – Hilton, Labonte LLP. 1500 - 1140 West Pender Street, Vancouver, BC V6E 4G1 Website www.TRXgold.com DESIGN AND PRODUCTION BY BLUE PLANET DESIGN INC., TORONTO, CANADA

110 TRX Gold Corporation Suite 403, 277 Lakeshore Road East Oakville, Ontario, L6J 6J3 T R X G O L D . C O M